Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

W Motorhome Sales North America, Inc.
625 Bakers Bridge Ave. Ste 105-88
Franklin, TN 37067
https://wingammus.com/

Up to $4,999,995.00 in Common Stock at $7.50
Minimum Target Amount: $19,995.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: W Motorhome Sales North America, Inc.
Address: 625 Bakers Bridge Ave. Ste 105-88, Franklin, TN 37067
State of Incorporation: DE
Date Incorporated: September 07, 2022

Terms:

Equity

Offering Minimum: $19,995.00 | 2,666 shares of Common Stock
Offering Maximum: $4,999,995.00 | 666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $240.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Wingamm motorhome owners, Wingamm motorhome depositors, Wingamm motorhome reservation holders and investors in our previous StartEngine campaign will receive 100% bonus shares.

Time-Based Perks

Early Bird 1: Invest within the first 48 hours and receive 100% bonus shares.

Early Bird 2: Invest within the first week and receive 25% bonus shares.

Early Bird 3: Invest within the first two weeks and receive 10% bonus shares.

Early Bird 4: Invest $1,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5: Invest $5,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 6: Invest $10,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 7: Invest $25,000+ within the first 2 weeks and receive 30% bonus shares.

Early Bird 8: Invest $50,000+ within the first 2 weeks and receive 35% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 10% bonus shares.

Tier 2: Invest $2,000+ and receive 20% bonus shares and a 12 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 for a day trip in the continental United States.

Tier 3: Invest $3,000+ and receive 20% bonus shares and a 24 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States.

Tier 4: Invest $5,000+ and receive 50% bonus shares.

Tier 5: Invest $7,500+ and receive airfare and hotel for two adults and 3 night rental of a fully furnished and fully stocked

Wingamm Oasi 540.1 in the continental United States with optional curated itinerary.

Tier 6: Invest $10,000+ and receive 75% bonus shares.

Tier 7: Invest $25,000+ and receive airfare and hotel for two adults to travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

Tier 8: Invest $50,000+ and receive 15% bonus shares and airfare and hotel for two adults to travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

W Motorhome Sales North America, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $750.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

W Motorhome Sales North America, Inc., doing business as "Wingamm USA" (or the "Company") is a Delaware C-Corporation serving as the exclusive North American distributor of Wingamm Group Srl's luxury, compact recreational vehicles. For over 40 years, Wingamm Group has manufactured some of the most compact, technologically advanced, and luxurious motorhomes in the world, currently selling in 15 countries throughout Europe, Asia, and Australia. W Motorhome Sales North America brings these innovative European motorhomes to the North American market for the first time, targeting consumers seeking premium compact RVs that combine luxury amenities with urban maneuverability. The Company achieved its first revenue milestone in March 2025 with the delivery of the initial Wingamm Oasi 540.1 to a U.S. customer and has established a growing network of authorized dealers and service centers across key markets. Wingamm USA plans to launch the larger Wingamm Oasi 610 and Wingamm Oasi 690 at the Florida RV SuperShow in Tampa in January 2026.

Business Model

The Company operates through a distribution facilitation model that connects authorized North American dealership partners directly with Wingamm Group Srl while minimizing inventory risk and working capital requirements. Under this structure, dealership partners purchase Wingamm motorhomes directly from the Italian manufacturer, with W Motorhome Sales earning a share of the revenue on each unit sold by the dealership partners rather than traditional wholesale margins. This asset-light approach allows the Company to focus resources on brand development, marketing, customer acquisition, and dealer network expansion without carrying inventory on its balance sheet. The Company maintains its exclusive distribution rights through an agreement with Wingamm Group that requires a $1,450,000 standby letter of credit as collateral, and success depends on both maintaining this manufacturer relationship and developing financially capable dealership partners who can secure their own inventory financing to meet customer demand.

Corporate History

The founders initially developed this opportunity at TM Motorhome Sales, LLC. Subsequently, the founders formed W Motorhome Sales North America, Inc. and acquired all assets and liabilities of TM Motorhome Sales, LLC. All of the assets and liabilities of TM Motorhome Sales, LLC have been transferred to W Motorhome Sales North America via an asset purchase agreement in exchange for 4,000,000 shares of W Motorhome Sales North America, Inc. common stock so that the Company can move forward with its operations as a C-Corp.

Competitors and Industry

Competitors

The Wingamm Oasi Series includes the Oasi 540.1, Oasi 610 and Oasi 690. These compact luxury motorhomes compete against established American RV manufacturers in the Class B motorhome market. Here's how they may stack up against four key competitors based on current 2025-2026 pricing and specifications:

- Airstream Interstate 19 (starting at $247,400)

- Winnebago Solis Pocket (starting at $143,475 - $146,133)

- Winnebago Travato (starting at $183,783)

- Thor Sequence (ranging from $151,900 - $165,060)

- Pleasure-Way Ascent (starting at $224,282)

- Pleasure-Way Plateu (starting at $224,282)

- Pleasure-Way Lexor (ranging from $179,000 - $195,000)

- Pleasure-Way Ontour (ranging from $195,000 - $202,500)Grech Strada (starting at $269,900)

Wingamm's Key Advantages:

Construction Differences: Wingamm claims its custom fiberglass monocoque shell design offers advantages over competitors' converted cargo van construction, including better insulation, reduced rattles, water intrusion prevention, and road noise reduction. Prospective buyers should evaluate these claims independently.

Size Comparison: At 17'9", the Oasi 540.1 is shorter than competitors that range from 19-22 feet, which may provide advantages for urban driving and parking in standard parking spaces. The Oasi 610 (20 feet long) and Oasi 690 (22 feet, 8 inches long) are sized similarly to these same competitors but feature large “garages” in the rear, offering storage capacity the Company believes its competition does not match. The Oasi 610 and Oasi 690 also offer dry baths in some configurations, a luxury most of the competition does not offer to our knowledge.

Living Space Features

- The Oasi 540.1 is advertised to sleep 3 people standard, expandable to 4 with optional bed kit while the Oasi 610 and 690 sleep 4 people standard in most configurations

- Features ceiling-mounted bed system and permanent kitchen countertop

- Claims dining capacity for 5 with table seating 4

Waste Management System

Wingamm motorhomes use a cassette toilet system that can be emptied in public restrooms, differing from some competitors' systems that require designated RV dump stations.

Pricing Position

At the following MSRPs:

$192,500 WINGAMM OASI 540.1

$209,500 WINGAMM OASI 610GL

$229,500 WINGAMM OASI 690 G

$229,500 WINGAMM OASI 690 T

The Oasi series of motorhomes are priced within the range of most competitors. US pricing reflects regulatory adaptation and market positioning costs.

Current Stage and Roadmap

Current Stage

W Motorhome Sales North America is in the early revenue-generating phase, having achieved its first major milestone in March 2025 when it delivered the first U.S. Wingamm Oasi 540.1 to a customer and recognized its initial revenue. Wingamm Oasi 540.1 deliveries have continued throughout 2025 and the Company plans to launch the Wingamm Oasi 610 and Wingamm Oasi 690 in early 2026, with deliveries scheduled to commence shortly thereafter.

The Company operates as the exclusive North American distributor for Italian manufacturer Wingamm Group under a modified business model where dealership partners purchase inventory directly from the manufacturer, while W Motorhome Sales facilitates transactions and earns a share of the revenue from dealership partner sales to end customers. As of November 2025, the Company has 119 customer reservations with some customers having placed $45,000 deposits through authorized dealers, though delivery capacity is currently constrained by dealership partners' financing abilities.

In addition to its dealership partners in Nashville, TN and Salt Lake City, UT, the Company has established ten authorized service centers across key markets (in California, Utah, Texas, Tennessee, Missouri, New Jersey and Florida) and launched the Wingamm Concierge roadside assistance program, in partnership with Vehicle Administration Services, to support customers. The Company's efforts to build a nationwide network of high quality service centers are ongoing.

Future Roadmap

The Company's growth strategy centers on expanding its product portfolio and executing a planned expansion of the Wingamm brand's retail presence to better serve the Class B motorhome market. In early 2026, W Motorhome Sales plans to introduce two additional Wingamm models (Oasi 610 and Oasi 690), having already taken reservations for these larger units. The Company aims to establish showrooms with geographic coverage accessible to most of the U.S. population, including both company-operated and franchisee-operated locations, requiring substantial capital investment. Key operational challenges ahead include navigating potential tariff policy changes that could impact pricing from Italian imports, securing additional financing solutions for dealership partners to accelerate delivery capacity, and managing manufacturer capacity constraints as Wingamm Group develops additional production capacity in Italy. The Company estimates it can operate for approximately four months without revenue generation and is contemplating raising additional funds through debt, equity, or a new Regulation CF crowdfunding offering to support its aggressive expansion plans.

The Team

Officers and Directors

Name: Tony Diamond

Tony Diamond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and CEO
  Dates of Service: September, 2022 - Present
  Responsibilities: Oversight of strategy, operations and sales and marketing. Mr. Diamond devotes approximately 90 hours per week to this business. Mr. Diamond currently receives a salary of $6,100 per month. Based on our current financial projections, which are subject to change, we expect Mr. Diamond's salary will increase as the pace of customer deliveries increases.

Other business experience in the past three years:

- Employer: GS Vanlife, Inc.
  Title: Director and CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: This is an entity at the earliest stages of development with no meaningful activities. Mr. Diamond devotes approximately two hours per month to this business.

Other business experience in the past three years:

- Employer: StayTony, Inc.
  Title: Director and CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: This is a small business engaged in limited activities that require very little time or attention. Mr. Diamond devotes approximately three hours per month to this business.

Other business experience in the past three years:

- Employer: 1724 N El Cerrito PL, LLC
  Title: Director and CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: Real estate owner and manager. Mr. Diamond devotes approximately four hours per week to this role.

Other business experience in the past three years:

- Employer: TM Motorhome Sales, LLC
  Title: Director and CEO
  Dates of Service: November, 2019 - Present
  Responsibilities: This is a holding company that is the parent of the Company.

Name: Norman D. Sloan

Norman D. Sloan's current primary role is with Norman D. Sloan, A Professional Corporation. Norman D. Sloan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2024 - Present
  Responsibilities: All duties of a member of the Board of Directors of the Company

Other business experience in the past three years:

- Employer: Norman D. Sloan, A Professional Corporation
  Title: President
  Dates of Service: December, 1996 - Present
  Responsibilities: Render legal services to the corporation which is "Of Counsel" to a Los Angeles law firm.

Other business experience in the past three years:

- Employer: Green Park Investment Corp.
  Title: President
  Dates of Service: December, 1996 - Present
  Responsibilities: Responsible for the company's real estate business activities.

Name: Lawrence Sloan

Lawrence Sloan's current primary role is with CNA Enterprises, Inc.. Lawrence Sloan currently services 1 to 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: March, 2025 - Present
  Responsibilities: Oversees financial management of the Company. Lawrence works 1-5 hours per week as necessary.

Other business experience in the past three years:

- Employer: CNA Enterprises, Inc.
  Title: Chief Operating Officer
  Dates of Service: September, 2005 - Present
  Responsibilities: In addition to overseeing the day-to-day operations of the company, Mr. Sloan is responsible for the analysis and documentation of financing and investments for the company.

Name: Joel Sevilla

Joel Sevilla's current primary role is with Track Visual Effects Ltd.. Joel Sevilla currently services 2 to 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: September, 2022 - Present
  Responsibilities: Head of Product Development - Joel works 2-5 hours per week as necessary.

Other business experience in the past three years:

- Employer: Track Visual Effects Ltd.
  Title: Co-Founder/VFX Supervisor
  Dates of Service: November, 2019 - Present
  Responsibilities: As Co-Founder and VFX Supervisor of Track Visual Effects Ltd., I lead the creative and technical vision behind the studio's projects, ensuring every shot meets the highest artistic and cinematic standards. I combine hands-on supervision with strategic leadership, guiding teams to deliver innovative, visually stunning effects for film, television, and emerging media.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,998.51 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Our success depends on continuous product development. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, product recalls and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
W Motorhome Sales North America, Inc. was formed on September 7, 2022 and recognized its first product revenues in March 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. W Motorhome Sales North America, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and had effectively no revenue until March 2025. If you are investing in this company, it's because you think that bringing Wingamm Group SRL's Recreational Vehicles to the United States is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), NHTSA (National Highway Traffic Safety Administration) and other relevant state and federal government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Disruption
Our business plans are entirely dependent upon a single supplier, Wingamm Group SRL, and any disruption of Wingamm

Group SRL's operations or of it's supply chain would likely have a material adverse impact on our Company. Our ability to generate revenues is dependent upon our supply of Recreational Vehicle products from Wingamm Group SRL and the ability of our dealership partners to deliver them to customers and any failure of Wingamm Group SRL to supply Recreational Vehicle products to us or of our dealership partners to deliver Recreational Vehicle products to end customers would likely have a material adverse impact on our Company.

Tariff Policy Disruption
Our business plans are entirely dependent upon a single supplier, Wingamm Group Srl, that is based in Italy. The recent increase of the tariff applied to products imported to the United States from the European Union has adversely impacted our Company. Our ability to generate revenues and profits is dependent upon demand for Wingamm products. The recently increased tariff rate and any further increase in the applicable tariff may reduce the overall consumer value proposition of Wingamm products to a level that impacts demand, having a material adverse impact on our Company and its operating revenues. Most competing motorhomes are manufactured in the United States and, while they may use imported parts subject to increased tariffs, it is probable that the impact of tariffs on competing motorhomes will not be as significant as the impact on Wingamm motorhomes. In addition, Wingamm Group could make a business decision not to specifically manufacture for the U.S. market should tariffs significantly depress demand.

The Chief Executive Officer is involved in other business activities outside of the Company
The Company's Chief Executive Officer, Tony Diamond, is involved in managing and overseeing several other business entities in addition to W Motorhome Sales North America, Inc., including GS Vanlife, StayTony, TM Motorhome Sales LLC, and a real estate holding entity. While Mr. Diamond devotes the substantial majority of his working time to the Company and is primarily focused on managing and growing Wingamm USA, his involvement in these other entities may limit the amount of time and attention he is able to devote exclusively to the Company. As a result, there is some risk associated with investing in a company whose Chief Executive Officer has other business commitments outside of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
TM Motorhome Sales LLC Majority owned and managed by Michael Sloan [42.77% Class A (voting) shares, 41.59% Class B (economics) shares] and Tony Diamond [42.77% Class A (voting) shares, 43.95% Class B (economics) shares])	4,000,000	Common Stock	96.7%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 666,666 of Common Stock.

Common Stock

The amount of security authorized is 6,900,000 with a total of 4,136,306 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $493,564.46
  Number of Securities Sold: 108,495
  Use of proceeds: General corporate purposes.
  Date: August 25, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $146,008.00
  Number of Securities Sold: 27,811
  Use of proceeds: Consideration was in the form of marketing related services (no cash proceeds).
  Date: April 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We estimate that we can operate the business for approximately four months without revenue generation. The bulk of our costs are directly related to revenue generating activities and to an extent can be deferred until such revenue generation occurs. Subject to the risks outlined below, it is anticipated that product deliveries this year may contribute positive cash flow to the Company. However, the Company's growth targets require access to capital beyond that currently expected to be generated by the Company's operating activities in 2025.

Foreseeable major expenses based on projections:

Previously, the Company projected that over 84% of our total expenses would be our wholesale purchases of motorhomes which would in turn be sold to dealers and then to consumers. However, under our current operating model, the Company facilitates the purchase of inventory by its dealership partners directly from the manufacturer, Wingamm Group Srl. Under this model, the inventory does not pass through the Company's balance sheet. Under this model, the Company's revenue and cost of goods sold are both lower than they would have been under the previously envisioned operating model, but the Company's profit per motorhome unit sold to a consumer is anticipated to remain generally unchanged. The Company now expects the bulk of its expenses to stem from brand development and marketing activities, including but not limited to the development of retail showrooms, trade show presentations and social media marketing as well as general and administrative activities.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms, some of which may be Company operated and some of which may be partner operated, with a geographic coverage accessible to most of the U.S.

population. The establishment of these showrooms will require substantial capital investment by the Company.

Future operational challenges:

Recent and future developments in United States government policy relating to import tariffs may create challenges for our business operations. The Company's revenue generation is dependent upon the importation of recreational vehicles from Italy to the United States. Currently, the end customer is charged a fixed tariff fee that covers part of the import tariff and the Company and Wingamm Group subsidize the balance of the tariff cost. Uncertainty as to the amount of assessed tariffs on future recreational vehicles may be impacting customers' confidence to place orders for Wingamm recreational vehicles. Depending on the stability of trade agreements between the United States and the European Union, assessed tariffs may reach a level that many customers are not willing to pay, reducing demand for the recreational vehicles produced by Wingamm Group Srl, upon which our business depends. See "Risk Factors - Tariff Policy Disruption."

Future challenges related to capital resources:

Under the Company's current operating model discussed above, the pace of recreational vehicle deliveries is constrained by the balance sheet and credit capacity of the Company's dealership partners. The Company is working with its dealership partners to assist them in attempting to secure additional sources of financing for inventory. The Company and its dealership partners are pursuing both traditional "floorplans" as well as financing from private credit sources. To the extent the dealership partners are not able to secure additional capital, the rate of deliveries may not keep pace with demand, reducing the revenue potential of the Company. As of December 1, 2025, the Company has 121 customers that have placed motorhome reservations, of which some have executed a purchase order with our dealership partners and paid a $45,000 deposit.

Future milestones and events:

While our timeline to U.S. customer deliveries was pushed out, one of our dealership partners delivered the first motorhome to a U.S. customer in March 2025, generating the Company's first revenues. Our dealership partners have collected purchase orders and $45,000 non-refundable deposits from additional customers expected to receive their Oasi 540.1 motorhome deliveries in 2025. We are currently offering one Wingamm model, the Oasi 540.1. However, the Company recently announced Wingamm Group Srl's MSRP for the Oasi 610 and the Oasi 690. The Company has already taken reservations for these additional models and targets to facilitate deliveries to U.S customers in early 2026. Our principal supplier, Wingamm Group Srl has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

This section includes forward looking statements, including statements about our expected operating runway, deliveries, cash flow, expenses, demand, showroom plans, tariff impacts, dealer financing, and manufacturing capacity. These statements are based on current expectations and assumptions and involve risks and uncertainties, many of which are outside our control. Actual results may differ materially, and there can be no assurance these outcomes will be achieved.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At November 30, 2025, the Company had cash of $1,519,006.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, including $1,546,944 in cash and cash equivalents as of September 30, 2025, which includes $1,450,000 in debt from our founders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 77% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6-8 months. This is based on a current monthly burn rate of approximately $15,000-20,000 for expenses related to general and administrative costs, brand development activities, combined with our existing cash resources.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the foreseeable future. We began generating revenue in March 2025 and expect the pace of customer deliveries to ramp in 2026. Our operating model gives us a large amount of discretion as to the timing of marketing and showroom establishment investments, which can be paced, to an extent, with revenue development. In the absence of any profit contribution from product sales, if the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3-4 years. This is based on a projected monthly burn rate of $50,000-75,000 for expenses related to accelerated brand development and marketing activities ($10,000-20,000), showroom establishment and operations ($10,000-20,000), and general and administrative expenses ($30,000-35,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential traditional debt financing, additional equity raises, and the existing $1,450,000 debt facility from founders (callable at any time, maturing March 31, 2027). The Company is also exploring financing solutions to assist dealership partners with inventory financing, which could accelerate revenue generation and improve cash flow.

This section includes forward looking statements and estimates that are based on current assumptions and expectations, actual results may differ materially.

Indebtedness

- Creditor: Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan
  Amount Owed: $1,450,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2026
  The lenders may call the debt at any time. The notes are unsecured. The proceeds were originally received by TM Motorhome Sales LLC and are held solely as collateral to secure a $1,450,000 letter of credit issued for the benefit of Wingamm Group Srl, and the Company has agreed to assume related costs, including interest payments and bank fees.

Related Party Transactions

- Name of Entity: GS Vanlife, Inc.
  Names of 20% owners: Tony Diamond; Michael Sloan
  Relationship to Company: CEO, President and Director, and former CFO, former Secretary and former Director, respectively
  Nature / amount of interest in the transaction: GS Vanlife, Inc., a company owned by the same controlling owners, has entered into an agreement to pay TM Motorhome Sales LLC cash for the right to use the Company's showroom motorhomes for product testing and marketing when available.
  Material Terms: Subsequently, all rights and obligations of this agreement were transferred to W Motorhome Sales North America, Inc.

Valuation

Pre-Money Valuation: $31,022,295.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,995.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees

7.5%

- General & Administrative Expenses
  46.5%
  Personnel costs for customer service, operations management, financial management, legal and regulatory compliance, insurance, and other corporate overhead expenses necessary to support business operations and growth.
- Brand Development & Marketing
  46.0%
  Development of retail showrooms (both company-operated and franchisee-operated), trade show presentations, social media marketing campaigns, and general brand building activities to establish geographic coverage accessible to most of the U.S. population and dominate the Class B motorhome market.

If we raise the over allotment amount of $4,999,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Brand Development & Marketing
  32.5%
  Development of retail showrooms (both company-operated and franchisee-operated), trade show presentations, social media marketing campaigns, and general brand building activities to establish geographic coverage accessible to most of the U.S. population and dominate the Class B motorhome market.
- General & Administrative Expenses
  30.0%
  Personnel costs for customer service, operations management, financial management, legal and regulatory compliance, insurance, and other corporate overhead expenses necessary to support business operations and growth.
- Working Capital & Operations
  30.0%
  Support for dealership partner financing assistance, maintenance of required financial obligations including the standby letter of credit, inventory facilitation costs, service center network expansion, and general working capital to support revenue-generating activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://wingammus.com/ (https://wingammus.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wmotorhome-cf2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR W Motorhome Sales North America, Inc.

[See attached]

W MOTORHOME SALES NORTH AMERICA, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W Motorhome Sales North America, Inc.
Nashville, TN

Opinion

We have audited the consolidated financial statements of W Motorhome Sales North America, Inc., which comprise the consolidated balance sheets as of December 31, 2024, and 2023, the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of W Motorhome Sales North America, Inc. as of December 31, 2024, and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about Company's ability to continue as a going concern for a period of twelve months as of the date of this report.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

December 2, 2025
Los Angeles, California

W MOTORHOME SALES NORTH AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	1,546,944	$	1,697,778
Prepaids and Other Current Assets		-		27,057
Total current assets		**1,546,944**		**1,724,835**
Intangible Assets, net	$	2,500	$	2,500
Total assets	**$**	**1,549,444**	**$**	**1,727,335**
LIABILITIES AND STAKEHOLDERS' EQUITY/(DEFICIT)				
Current Liabilities:				
Accounts Payable	$	53,411	$	9,225
Due to Related Party		29,154		30,469
Note Payable - Related Party		1,450,000		1,450,000
Accrued Interest - Related Party		105,352		92,959
Deferred Revenue		105,000		104,000
Total current liabilities		**1,742,917**		**1,686,653**
Total liabilities	**$**	**1,742,917**	**$**	**1,686,653**
STOCKHOLDERS' EQUITY/(DEFICIT)				
Common Stock, $0.0001 par, 5,000,000 shares authorized, 4,136,306 shares issued and outstanding as of December 31, 2024 and 2023	$	414	$	414
Additional Paid in Capital (APIC)		649,258		649,258
Accumulated Deficit		(843,145)		(608,990)
Total stockholders' equity/(deficit)		**(193,473)**		**40,682**
Total liabilities and stakeholders' equity/(deficit)	**$**	**1,549,444**	**$**	**1,727,335**

See accompanying notes to financial statements.

W MOTORHOME SALES NORTH AMERICA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Years Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross profit	-	-
Operating Expenses		
General and Administrative	141,126	145,229
Sales and Marketing	46,509	76,858
Total operating expenses	187,635	222,087
Loss from Operations	(187,635)	(222,087)
Interest Expense	(72,897)	(72,500)
Other Income	26,377	45,861
Loss before provision for income taxes	(234,155)	(248,726)
Benefit for income taxes	-	-
Net Loss	**$ (234,155)**	**$ (248,726)**

See accompanying notes to financial statements.

W MOTORHOME SALES NORTH AMERICA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Years Ended December 31, 2024 and 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance—December 31, 2022	4,000,000	$ **400**	$ **172,100**	$ **(360,264)**	$ **(187,764)**
Issuance of shares	136,306	14	477,158	-	**477,172**
Net loss	-	-	-	(248,726)	**(248,726)**
Balance—December 31, 2023	4,136,306	$ **414**	$ **649,258**	$ **(608,990)**	$ **40,682**
Net loss	-	-	-	(234,155)	**(234,155)**
Balance—December 31, 2024	**4,136,306**	$ **414**	$ **649,258**	$ **(843,145)**	$ **(193,473)**

See accompanying notes to financial statements.

W MOTORHOME SALES NORTH AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(234,155)	$	(248,726)
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		27,057		(27,057)
Accounts Payable		44,186		2,416
Accrued Interest		12,393		72,500
Due to Related Party		(1,315)		(6,943)
Deferred Revenue		1,000		(63,000)
Net cash used by operating activities		**(150,834)**		**(270,810)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		477,172
Net cash provided by financing activities		**-**		**477,172**
Change in cash		(150,834)		206,362
Cash—beginning of year		1,697,778		1,491,416
Cash—end of year	**$**	**1,546,944**	**$**	**1,697,778**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	60,504	$	72,500
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

W Motorhome Sales North America, Inc. (the "Company") was formed in Delaware on September 7, 2022. The financial statements of W Motorhome Sales North America, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashville, Tennessee.

The Company intends to generate revenue by distributing motorhomes manufactured by Wingamm Group Srl of Italy ("the Manufacturer") to U.S. recreational vehicle dealers for resale to U.S. consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The financials of the Company include its parent company, TM Motorhome Sales LLC ("the LLC"), a Delaware entity formed on October 27th, 2020. In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with the LLC whereby the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities in exchange for 4,000,000 shares of the Company's Common Stock. Any operating activities related to the LLC are reflected on the Company's consolidated financial statements, and all significant intercompany transactions have been eliminated.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and 2023, the Company's cash exceeded FDIC-insured limits by $1,215,103 and $1,247,014, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. No such impairment was recorded for the years ended January 31, 2025, and 2024.

Intangible Assets

Preliminary project and post-implementation costs are expensed as incurred. The Company amortizes its sale rights on a straight-line basis over a determined useful life of 10 years, commencing upon the first motorhome delivery in the U.S.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Deferred Revenue

The Company's contracts typically involve a single performance obligation — the sale and delivery of its products. When customers prepay for products that have not yet shipped, the Company records the unearned portion as deferred revenue. Deferred revenue is classified as a current liability when performance is expected within one year.

As of December 31, 2024, and 2023, the Company recorded deferred revenue of $105,000 and $104,000, respectively. Deferred revenue primarily relates to customer prepayments for products that had not yet been shipped as of the balance sheet date.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is currently in the pre-revenue stage and intends to generate revenue by distributing motorhomes manufactured by Wingamm Group Srl of Italy to U.S. recreational vehicle dealers for resale to U.S. consumers

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and 2023 were $46,509 and $76,858, respectively, which are included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables, while feferred revenue primarily relates to customer prepayments for products that had not yet been shipped as of the balance sheet date.

4. INTANGIBLE ASSETS

On October 21, 2020, Tony Diamond, a company director, purchased the exclusive rights to sell Wingamm motorhomes in the U.S. along with a right of first refusal for exclusive sales rights in Canada and Mexico from GS Vanlife, Inc. for $2,500. These rights were subsequently contributed to the Company as a non-cash capital contribution. The carrying value of the asset remained $2,500 as of December 31, 2024.

The Company amortizes its sale rights on a straight-line basis over a determined useful life of 10 years, commencing upon the first motorhome delivery in the U.S. As no such deliveries had occurred as of December 31, 2024, no amortization expense has been recognized.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2024, and 2023, 4,136,306 shares have been issued and are outstanding.

6. DEBT

Note Payable

During the years presented, the Company borrowed money from the owners and their immediate family members. The details of the loans are as follows:

Debt Instrument Name	Principal Amount	Interest rate	Borrowing Period	Maturity Date	For the Year Ended December 31, 2024 Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 31, 2023 Current Portion	Non-Current Portion	Total Indebtedness
Note payable	$ 1,450,000	5.00%	2022	March 2025	$ 1,450,000	$ -	$ 1,450,000	$ 1,450,000	$ -	$ 1,450,000
Total					$ 1,450,000	$ -	$ 1,450,000	$ 1,450,000	$ -	$ 1,450,000

7. RELATED PARTY TRANSACTIONS

On September 19, 2022, and December 15, 2022, the Company entered into various Letters of Credit Promissory Notes with Tony Diamond, Director and Michael Sloan, former Director, and their immediate family members for a total of $1.45 million. These unsecured notes bear interest at 5% and mature either upon the holder's demand or on March 31, 2025. In the event of default, the interest rate increases to 10%. The proceeds from these notes were originally received by the LLC and are held solely as collateral to secure a $1.45 million letter of credit issued for the benefit of Wingamm Group Srl of Italy in connection with the export of motorhomes to the Company. Following the execution of the Asset Purchase Agreement in September 2022, the sale agreement with the Manufacturer was assigned to the Company. However, the letter of credit remains in the LLC's name, and the Company has agreed to assume all related costs, including interest payments and bank fees.

As of December 31, 2024, and December 31, 2023, Tony Diamond, Director and Michael Sloan, former Director provided the Company with a total advance of $29,154 and $30,469, respectively.

8. INCOME TAXES

The provision for income taxes for the years ending December 31, 2024, and 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (69,544)	$ (73,872)
Valuation Allowance	69,544	73,872
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (250,414)	$ (180,870)
Valuation Allowance	250,414	180,870
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ended December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $843,145. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through December 2, 2025, which is the date the financial statements were available to be issued.

On March 31, 2025, the Company executed an amendment to the terms of its outstanding notes payable, extending the maturity date from March 31, 2025, to March 31, 2026. As of December 31, 2024, the notes had a remaining term of less than 12 months and were therefore classified as current liabilities in the accompanying balance sheet.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $187,635, an operating cash outflow of $150,834, and liquid assets in cash of $1,546,944 which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in W Motorhome Sales North America

Compact Luxury Motorhomes from Italy

Wingamm USA is the exclusive North American distribution partner for Wingamm Group's line of luxury Italian motorhomes and travel trailers. Wingamm Group is an Italian manufacturer with a 48 year track record of making some of the most luxurious, compact and technologically advanced motorhomes in the world. Wingamm USA franchise dealerships are now open in Salt Lake City, UT and Nashville, TN and ten Wingamm authorized service centers are now open spanning California to Florida. Wingamm USA delivered its first motorhomes to customers in 2025 and has orders and non-binding pre-orders already received for 2026 with an approximate retail value of $26 million. We also have an additional interest list of 12,500 potential customers.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



WINGAMM
MADE IN ITALY SINCE 1977

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$7.50 Per Share

PREVIOUSLY CROWDFUNDED
$493,564.46

MIN INVEST
$240

VALUATION
$31.02M

REASONS TO INVEST

Our founders have successfully raised $1.6M+ in prior private funding and an additional $493,000 in only 90 days from 342 investors in our prior StartEngine funding round, which we believe demonstrates investor confidence in Wingamm USA's plans for expansion, despite having begun sales less than one year ago.*

Through November 2025, the Wingamm Oasi 610 was the most viewed YouTube video of any Class B model motorhome. And the Wingamm Oasis 540 was the third most viewed YouTube video of any Class B model motorhome. Together, they had a combined 13,900,000 views.**

We believe Wingamm's premium monocoque fiberglass shell construction, exclusive features, and European craftsmanship set it apart from traditional U.S. motorhomes. Here are quotes from RV journalists and YouTubers** noting Wingamm's market differentiators, none of which were sponsored or paid for:

"You Can Ditch Your Luxury SUV for This Wingamm Oasi 540.1 Class B RV, We're Not Kidding" Benny Kirk of Auto Evolution

"Italian-designed Wingamm micro RV could be America's favorite camper" C.C. Weiss of New Atlas

"Imagine if a Ferrari and an RV had a baby, now stop imaging because this is the Wingamm Oasi 540.1" Sami Syed of Project Vanlife

**These Google search statistics and YouTube view counts reflect public third-party data as of the date shown and the Company's non-exhaustive review of selected search terms and videos. View counts can change over time, may be influenced by promotion or audience targeting, and may not correlate with sales performance.*

***These testimonials may not be representative of the experience of other reviewers and are not a guarantee of future performance or success.*

TEAM



Tony Diamond • Director and CEO

Tony Diamond founded W Motorhome Sales North America to capitalize on the unmet demand for premium, compact motorhomes in the North American market. Having secured exclusive North American partnership with, who we believe is, a best-in-class Italian manufacturer of compact motorhomes and identified a cost-effective solution for US homologation, W Motorhome Sales North America developed a modernized retail showroom marketing model and established franchise Wingamm dealers in the United States. Prior to founding W Motorhome Sales North America, Tony founded StayTony, an innovative boutique apartment rental management company, where he honed his marketing and customer service philosophies. Tony began his career as a real estate agent, then as a real estate developer, and finally as a transformative real estate entrepreneur, profiled in numerous publications including Forbes, The Wall Street Journal, and The Los Angeles Times for an innovative financing solution to the high cost of rent in major cities.

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Norman D. Sloan • Director

Norman D. Sloan was admitted to the State Bar of California in 1973 and has practiced law continuously since that date. Mr. Sloan's law practice emphasizes real estate and business law.

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Lawrence Sloan • Chief Financial Officer

Lawrence Sloan oversees the financial operations of W Motorhome Sales North America. Lawrence serves as Chief Operating Officer of CNA Enterprises, a real estate investment and advisory firm managing nearly six million square feet of commercial real estate. At CNA Enterprises, Mr. Sloan is responsible for managing operations and the analysis and documentation of investments and financing for the company. Prior to joining CNA, Mr. Sloan practiced law with Sullivan & Cromwell LLP in New York and Los Angeles. Mr. Sloan received his Juris Doctorate with honors from Duke University School of Law, where he was a member of the Editorial Board of the Duke Law Journal. Mr. Sloan also holds a Bachelor of Arts in International Relations, magna cum laude, from the University of Pennsylvania. Mr. Sloan is a member of the State Bar of California and of the State Bar of New York, and holds a California real estate broker's license.

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Joel Sevilla • Secretary

Joel Sevilla is Head of Product Development at W Motorhome Sales North America, Inc. Joel is an Emmy-nominated visual effects artist and the co-founder and President of Track Visual Effects providing VFX for some of Hollywood's biggest Films, TV and Commercials. Joel is also the Owner and President of Atlas Cloud, a cloud computing and colocation data center in Vancouver, Canada. In addition to his VFX and cloud computing careers, Joel previously owned and operated a Planet Fitness franchise in Anaheim, CA for 10 years.

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Mel Flanigan • Advisor

Mel served as the CFO of Camping World Holdings, Inc (NYSE: CWH) from January 2019 to June 2020. Mr. Flanigan previously served as the Executive Vice President, Finance and CFO of DTS, Inc. (DTS), a leader in high-definition and wireless audio, licensing branded intellectual property to entertainment technology markets worldwide.

Mel is available as needed & contributes 1 hour per month thus far on W Motorhome Sales North America.

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Norm Dorf • Advisor

Norm is the owner and President of Honda of Tenafly, which has been serving the tri-state area for 84 years. He is also the Owner of D&C Autobody. Norm received a JD from Brooklyn Law School and a BBA from George Washington University.
Norm Dorf contributes 1 hour per week on W Motorhome Sales North America.

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Mike Frumin • Advisor

Michael serves as Director of Product and Data Science at Lyft for Transit, Bikes and Scooters. Prior to joining Lyft, Michael led a team of 60 software electrical and mechanical engineers as VP of Engineering at Motivate, North America's largest owner, operator and supplier of bikeshare systems. Also during his 15 years of experience in technology and transportation systems, Michael held two leadership roles at the Metropolitan Transportation Authority (MTA) in New York. He earned a Bachelor of Science in Computer Science from Stanford University and a Masters in Transportation and Operations Research from the Massachusetts Institute of Technology.
Mike Frumin is available as needed & contributes about 1 hour per month thus far on W Motorhome Sales North America.

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OVERVIEW


“ Wingamm Micro RV could be America's favorite camper”
New Atlas August 2021

These testimonials may not be representative of the experiences of other reviewers and are not a guarantee of future performance or success.

In 2025 we successfully began deliveries to customers of the Oasi 540.1 (seen above) and we plan to begin deliveries of the Oasi 610 and Oasi 690 models (seen below) to customers in early 2026.




WINGAMM

Meanwhile, Wingamm is capturing consumer attention:

✅ YouTube traction: The most viewed Wingamm motorhome review video has more video views than any other Class B RV review video identified by the Company.***

✅ Google searches: The Oasi 540 ranks 1st among leading Class B motorhomes in November 2025.***

✅ Market trends: 16.9 million U.S. households express a strong interest in purchasing an RV in the next five years. That figure is up 76% from 9.6 million households in 2023.

***Based on a limited, non-exhaustive review of selected videos and search terms using publicly visible third-party data. View counts can change over time, may be influenced by promotion and audience targeting, and may not correlate with sales performance.

Trends like glamping, Vanlife, experiential living and outdoor travel are driving the demand for compact, luxurious, high-quality motorhomes. Consumers are also prioritizing energy efficiency and mobility, which we think makes Wingamm's compact design even more appealing.

We believe U.S. motorhomes haven't evolved to meet the needs of today's discerning customers—**enter Wingamm!**

The U.S. RV market is known for poor quality and lack of innovation.* Even Airstream's CEO, Bob Wheeler, admitted in Forbes: "I think the European RV industry is 15 years ahead of us here in the U.S."

*Opinion statement. Industry characterizations are based on the Company's views and may not reflect the experience of all manufacturers or customers.

The American motorhome consumer wants more compact motorhomes.


ODYSSEY
WINGAMM
OASI 540.1
17'0"
17'10"
*almost two feet shorter than the Mercedes-Benz Sprinter
*fits in a standard 19' parking space

**The image on the right shows the compactness of the sleek, Italian-designed Wingamm Oasi 540.1 The image on the left displays the typically sized American minivan (Honda Odyssey minivan).*

Wingamm's most compact model, the Oasi 540.1 (pictured above), picks up where luxury SUV's leave off due to its unique handsome looks and ultra compact footprint, making it small enough to use in the city. Wingamm's addressable market has the potential to extend far beyond traditional RV buyers to include SUV buyers who want a bathroom, kitchen and sleeping space. We believe the Wingamm Oasi 540.1 may become an alternative to SUV's much like SUV's supplanted station wagons for some in the 1980's.

To capture this growth, we are **offering an alternative buying experience:** 🏬 **Luxury retail showrooms in high-end shopping centers:** We launched **two pop-up locations** at **Santa Monica Place, CA** and **Walt Whitman Shops, NY**— as a proof of concept initiative that Wingamm's compact size and high-style may expand the addressable market beyond traditional motorhome buyers to those who may purchase a Wingamm as an alternative to a luxury SUV.


WINGAMM

**The images above showcase Wingamm's Santa Monica pop-up showroom at Santa Monica Place shopping center.*

Benny Kirk of Autoevolution agrees: "You Can Ditch Your Luxury SUV for This Wingamm Oasi 540.1 Class B RV, We're Not Kidding", which can be read here: https://www.autoevolution.com/news/you-can-ditch-your-luxury-suv-for-this-wingamm-oasi-5401-class-b-rv-we-re-not-kidding-245442.html

This testimonial may not be representative of the experience of other reviewers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

We believe that most American RVs are designed within the limitations of existing cargo vans, compromising on luxury, space, and functionality. **Wingamm builds from scratch**, integrating a **fiberglass monocoque shell** to recreate the **comforts of home** in a compact design.



**The left image shows the production of Wingamm's distinctive fiberglass monocoque shell. The right image depicts the completed Wingamm motorhome.*

Compare to the images below, which are typical of the cargo vans that other US Class B motorhomes are built inside.





Better Sleep, More Space
Wingamm's **drop-down bed** is **effortless and comfortable**, maximizing floor space. Some competing RVs use fixed beds that require **time-consuming setup** or expose sleepers to the elements.





Left image: Wingamm's drop-down bed. Right image: Competing RV bed solutions.

A More Social Dining Experience
Wingamm's dining area **seats five comfortably**, fostering a **social environment**. In contrast, many U.S. motorhomes seat only **3-4 people**, resembling **airplane seating**.





Left image: Wingamm's spacious dining area. Right image: A competitor's motorhome dining setup.

Gourmet Kitchen vs. Cramped Cooking Space

Wingamm offers a **large, gourmet kitchen** with **premium storage and workspace that resembles a studio apartment**. Competing RVs often have **cramped, utilitarian kitchens**, limiting usability.




Left image: Wingamm's kitchen. Right image: Competitor's kitchen layouts.

Luxury "Hotel-Style" Bathroom

Wingamm provides a stylish, luxurious, large**, high-end bathroom** experience in a compact motorhome. The competition's bathrooms **are typically basic, cramped and often exposed washrooms that feel like the bathrooms in commercial airlines**.






Left images: Wingamm's bathroom. Right image: A competitor's RV bathroom.

Full Size Garage

Wingamm's unique monocoque shell construction allows for a "garage" in their compact Oasi 610 and Oasi 690 models, despite being only 20' and 22'6" long, respectively.





Above is a photo of the Wingamm Oasi 690's built-in garage. We could not find a similarly competing Class B motorhome built from a cargo van that has a similarly sized garage.

Compact Yet Spacious Design

Wingamm's motorhomes **pack more luxury into a smaller footprint**—they are **at least two feet shorter** than most competing motorhomes, making them **easier to drive and park.**

Hassle-Free Sewage Solution

Wingamm's **elegant sewage "cassette" system** can be emptied in **any toilet**—no high-pressure hoses, no leaks, no long trips to dump stations. **Competing RVs that use the hose system require designated dump sites, adding inconvenience.**


YOUR
RV'S SEWER TANK

Left image: Wingamm's sewage "cassette". Right image: A competitor's RV sewer pump.

Wingamm Franchise Dealership Boutiques


WINGAMM

Wingamm's Franchise Model vs. Legacy Industry:

- By appointment only, formally dressed, sophisticated experience with fresh gourmet sandwiches, pastries and organic fruit. vs. traditional RV dealership experiences that may have commissioned salespeople dressed casually prioritizing “closing” over the customer experience.

- Product Specialists focused only on Wingamm vs sales teams that may cover many different models by many different brands so knowledgeable but not experts.

- Location close to the city center vs. locations that are often 30 minutes to 1 hour away.

- Stylish, boutique showrooms vs. large parking lots with drab and uninspired interiors.

- with one-on-one appointments VS more impersonal experiences.




ACQUA PANNA


WINGAMM

A Luxury Buying Experience

As a supplement to our franchise dealership network, Wingamm aims to establish **Tesla-like showrooms** in **prime retail locations** to create a **premium, customer-friendly experience**. Competitors often sell RVs in **large outdoor car lots**, where buyers may deal with **aggressive sales tactics** and **rows of undifferentiated vehicles**.


RVEXPO
HAYLETT AUTO & RV
Buffalo RV

Left image: W Motorhome Sales North America's retail showroom at Santa Monica Place. Right image: A competitor's traditional RV dealership lot.

Whether at our franchise dealers or our showrooms, Wingamm seeks to enhance the **motorhome buying experience** by offering a more streamlined and premium approach—no more dealing with massive car lots or pushy salespeople.

Premium Service

Wingamm USA looked carefully at the pain points in the RV service model and came up with our own blueprint.

Traditional RV dealerships often offer service because they are required to by law and because it helps them sell motorhomes. Service is secondary. Wingamm USA is partnering with independent “brick and mortar” service centers across America whose entire focus is solely providing excellent service.

Traditional RV dealerships can take weeks or longer to complete repairs. Part of the problem is traditional RV dealerships sell many models by many brands so having parts in stock is more difficult. Wingamm USA plans to warehouse Wingamm parts to help ensure materials are quickly delivered to our service centers when needed.

THE MARKET & OUR TRACTION

16.9 million U.S. households express a strong interest in purchasing an RV in the next five years. That figure is up 76% from 9.6 million households in 2023.

RV MARKET DEMAND IN THE U.S.

19.6M Households

INTEREST

Currently, 8.1 million American householders own an RV. However, 16.9 million express a strong interest in purchasing an RV in the next 5 years.

MEDIAN AGE

The median age of RV owners has declined from 53 in 2021 to 49 in 2025, with 46% of owners now falling within the 35 - 54 age range.

49 years old

36% of all owners

FIRST-TIMERS

There has been a notable increase in first-time owners, who now comprise 36% of all RV owners.

DAYS OF USE

The median number of days an RV is used per year has increased to 30, a 50% increase from 20 days of usage in 2021.

50% increase

54%

of remote-working RVers have worked from their RV

REMOTE WORK

22% of RVers have indicated that someone in their home currently works remotely and among those working remotely, 54% indicate that work has been done from an RV.

The future of RVing appears robust with Campers under 30 years old ("Gen Z") exhibiting the highest preference for RVs of any generation since the Baby Boomers. 1 in 5 non-RV campers surveyed by KOA planned to purchase an RV in 2025 and 39% of campers were interested in renting an RV in 2025. With their compact size and easy handling, we believe Wingamm motorhomes are well suited to attract the 38% of campers who cited not knowing how to drive a motorhome as a barrier. Wingamm motorhomes are smaller than many pickup truck models and almost as small as some mini-van models. In January 2025, The Autopian wrote of Wingamm, "This Tiny Motorhome Drives Like a Car, Is Shorter Than a F-150, And You Can Finally Buy One"

W Motorhome Sales North America, Inc. is tapping into this $20 Billion market with **7 compact motorhomes and 2 travel trailers**, including the currently available Wingamm Oasi 540.1, Oasi 610GL, Oasi 690G and Oasi 690 Twin. Our **100+ non-binding pre-orders** totaling **$26M in retail value** highlight strong traction.

Retail value represents projected end customer purchase value, not Company revenue, and there can be no assurance that pre-order holders will ultimately complete a purchase.


"This is a Wingamm. I'm telling you, it is gonna set the RV world on fire."
Scott Watson, Go Small. Live Large!

**These testimonials may not be representative of the experience of other reviewers and are not a guarantee of future performance or success.*

WHY INVEST

Americans Have Been Clamoring for Wingamm to Come to the U.S. for Years


E N I C E
Pacific Av

Wingamm's Italian-designed motorhomes, built with a custom monocoque fiberglass shell, are redefining compact luxury travel. With orders and non-binding pre-orders already received for 2026 with an approximate retail value of $26 million*—we are meeting this demand head-on. Backed by 45 years of Wingamm Group SRL's craftsmanship and global success, W Motorhome Sales North America, Inc. believes it's set to introduce a new standard of adventure-ready, luxury motorhomes to the market.

**Retail value represents projected end customer purchase value, not Company revenue, and there can be no assurance that pre-order holders will ultimately complete a purchase.*

ABOUT

HEADQUARTERS
625 Bakers Bridge Ave. Ste 105-88
Franklin, TN 37067

WEBSITE
View Site

Wingamm USA is the exclusive North American distribution partner for Wingamm Group's line of luxury Italian motorhomes and travel trailers. Wingamm Group is an Italian manufacturer with a 48 year track record of making some of the most luxurious, compact and technologically advanced motorhomes in the world. Wingamm USA franchise dealerships are now open in Salt Lake City, UT and Nashville, TN and ten Wingamm authorized service centers are now open spanning California to Florida. Wingamm USA delivered its first motorhomes to customers in 2025 and has orders and non-binding pre-orders already received for 2026 with an approximate retail value of $26 million. We also have an additional interest list of 12,500 potential customers.

TERMS

W Motorhome Sales North America

Overview

PRICE PER SHARE
$7.50

VALUATION
$31.02M

DEADLINE
Apr. 14, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$240

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,995

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,666

MAX NUMBER OF SHARES OFFERED
666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,549,444	$1,727,335
Cash & Cash Equivalents	$1,546,944	$1,697,778
Accounts Receivable	$0	$0
Short-Term Debt	$1,742,917	$1,686,653
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$234,155	-$248,726

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Wingamm motorhome owners, Wingamm motorhome depositors, Wingamm motorhome reservation holders and investors in our previous StartEngine campaign will receive 100% bonus shares.

Time-Based Perks

Early Bird 1: Invest within the first 48 hours and receive 100% bonus shares.

Early Bird 2: Invest within the first week and receive 25% bonus shares.

Early Bird 3: Invest within the first two weeks and receive 10% bonus shares.

Early Bird 4: Invest $1,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5: Invest $5,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 6: Invest $10,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 7: Invest $25,000+ within the first 2 weeks and receive 30% bonus shares.

Early Bird 8: Invest $50,000+ within the first 2 weeks and receive 35% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 10% bonus shares.

Tier 2: Invest $2,000+ and receive 20% bonus shares and a 12 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 for a day trip in the continental United States.

Tier 3: Invest $3,000+ and receive 20% bonus shares and a 24 hour rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States.

Tier 4: Invest $5,000+ and receive 50% bonus shares.

Tier 5: Invest $7,500+ and receive airfare and hotel for two adults and 3 night rental of a fully furnished and fully stocked Wingamm Oasi 540.1 in the continental United States with optional curated itinerary.

Tier 6: Invest $10,000+ and receive 75% bonus shares.

Tier 7: Invest $25,000+ and receive airfare and hotel for two adults to travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

Tier 8: Invest $50,000+ and receive 15% bonus shares and airfare and hotel for two adults to travel to Verona, Italy to tour the Wingamm Group factory and showroom and rental of a fully furnished and fully stocked Wingamm motorhome for 7 nights with optional curated itinerary.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

W Motorhome Sales North America, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you’ll own 110 shares for $750.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The motorhome industry in America has lost its way,

We are Wingamm USA, the exclusive North American distributor for Wingamm Group of Italy, and we have the solution: Wingamm's line of one-of-a-kind motorhomes.

Over the past 48 years, Wingamm has become a distinguished manufacturer of compact luxury motorhomes and travel trailers throughout Europe.

And now, Wingamm has arrived in America with plans to transform the outdated US motorhome motorhome industry known for poor quality and lack of innovation.

Wingamm USA has orders and pre-orders already received for 2026 with an approximate retail value of $26 million. We also have an interest list of an additional approximately 12,500 potential customers.

Despite just having launched sales in America in 2025, for the month of November 2025, Wingamm Oasi 540.1 is the most Google searched Class B model motorhome in America and also through November 2025, the Wingamm Oasi 610 was the first most viewed YouTube video of any Class B model motorhome. And the Wingamm Oasis 540 was the third most viewed YouTube video of any Class B model motorhome. Together, they had a combined 13,900,000 views.

One reason for Wingamm USA's success is that unlike American compact manufacturers who simply retrofit an existing cargo van, Wingamm attaches a custom fiberglass living module to a chassis.

This innovation allows Wingamm to build incredibly compact motorhomes with larger bathrooms, kitchens, and living spaces than their competitors. All while manufacturing with a level of craftsmanship and design that in our opinion, is simply not found in American motorhomes.

And unsolicited reviews from the most popular bloggers on YouTube seem to agree:

Imagine if a Ferrari and an RV had a baby. Now stop imaging because this is the Wingamm Oasis 540.1.

It was such a stunning motorhome. When you look at all the other things that were on display, it just stood out by itself.

This is, I think, my new love. This is the love of my life. Wait until you see the inside of this 17-foot van. It's insane.

Look at it! I'm obsessed. I'm totally obsessed.

Wow. Solid. White, I love it.

Our plans going forward are big. Wingamm USA expects to add more franchise dealership locations to our existing two in Salt Lake City, Utah, and Nashville, Tennessee. Increase our network of Wingamm authorized service centers from its current 10 locations, and add our luxury retail displays in high-end shopping centers across the US.

Come join Wingamm USA as we bring Italian design and innovation to what is, in our opinion, the outdated US RV industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]


wingammus.com
ABOUT WINGAMM USA
PURCHASE PROCESS
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WINGAMM
Interested in investing in the US distributor of Wingamm?
W Motorhomes, the exclusive distributor for the United States of the Wingamm brand, plans to launch an equity crowdfunding campaign on startengine.com in the new year!
You could have the opportunity to own a part of Wingamm US Distribution and be part of the company that aims to bring the most compact and avant-garde motorhomes in Europe to America!
More info >
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wingamm.com/it/

Interested in investing in the US distributor of Wingamm?

W Motorhomes, the exclusive distributor for the United States of the Wingamm brand, plans to launch an equity crowdfunding campaign on startengine.com in the new year!

You could have the opportunity to own a part of Wingamm US Distribution and be part of the company that aims to bring the most compact and avant-garde motorhomes in Europe to America!
More info >

No money or other consideration is requested, and if sent in response, it will not be accepted. No offer to buy the shares can be accepted and no part of the purchase price can be received until the offer statement is deposited and available on the platform of a registered intermediary. An indication of interest does not imply any obligation or commitment of any kind. "Reserving shares is simply an indication of interest".

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TTW Outreach Materials

1. Wingamm Italy Newsletter – English

Invest in the Wingamm Distribution in North America


WINGAMM

Wingamm Franchise Dealership in Salt Lake City, UT

Hello Wingamm Customers and Enthusiasts!

W Motorhome Sales North America, the independent and third-party exclusive North American distribution partner for Wingamm Group, is moving quickly on its plans to make Wingamm the preeminent luxury motorhome brand in America! Now you may be able to have ownership in Wingamm USA Distribution!

In just the last year, W Motorhome Sales North America has opened two Wingamm franchisee dealerships and authorized ten service centers in America. To aid in their continued growth, W Motorhome Sales North America is launching an equity crowdfunding campaign on StartEngine.com on January 12th.

Wingamm has worked extremely closely with the founders of W Motorhome Sales North America since 2019 and we have complete faith in their vision for Wingamm in America and for their ability to execute on that vision.

SIGN UP FOR NOTIFICATIONS


WINGAMM
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WINGAMM

Wingamm Franchise Dealership in Salt Lake City, UT

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This content contains "forward-looking statements." These statements are based on current expectations, estimates, and projections about the industries and markets in which we operate, as well as beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Viewers are cautioned not to place undue reliance on these statements, which speak only as of the date of this video. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of publication of this content.

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2. Wingamm Italy Newsletter – German

Investieren Sie in den Wingamm-Vertrieb in den Nordamerika


WINGAMM

Wingamm Franchisee Dealership in Salt Lake City, UT

W Motorhome Sales North America, der unabhängige und externe exklusive nordamerikanische Vertriebspartner der Wingamm Group, bewegt sich schnell mit seinen Plänen, Wingamm zur herausragenden Luxus-Wohnmobilmarke in Amerika zu machen! Jetzt können Sie möglicherweise Eigentum an Wingamm USA Distribution haben!

Im letzten Jahr hat W Motorhome Sales North America zwei Wingamm-Franchisenehmerhäuser eröffnet und zehn Servicezentren in Amerika autorisiert. Um ihr weiteres Wachstum zu unterstützen, startet W Motorhome Sales North America am 12. Januar eine Aktien-Crowdfunding-Kampagne auf StartEngine.com.

Wingamm arbeitet seit 2019 sehr eng mit den Gründern von W Motorhome Sales North America zusammen und wir haben volles Vertrauen in ihre Vision für Wingamm in Amerika und in ihre Fähigkeit, diese Vision umzusetzen.

MELDEN SIE SICH FÜR BENACHRICHTIGUNGEN AN


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Wingamm Franchisee Dealership in Salt Lake City, UT

ES WIRD KEIN GELD ODER ANDERE GEGENLEISTUNGEN ANGEFORDERT, UND WENN ES ALS ANTWORT GESENDET WIRD, WIRD ES NICHT AKZEPTIERT. KEIN ANGEBOT ZUM KAUF DER WERTPAPIERE KANN AKZEPTIERT WERDEN UND KEIN TEIL DES KAUFPREISES KANN BIS ZUR EINREICHUNG DER ANGEBOTSERKLÄRUNG UND NUR ÜBER DIE PLATTFORM EINES VERMITTLERS ERHALTEN WERDEN. EIN HINWEIS AUF INTERESSE BEDEUTET KEINE VERPFLICHTUNG ODER VERPFLICHTUNG JEGLICHER ART. DIE "RESERVIERUNG" VON WERTPAPIEREN IST EINFACH EIN HINWEIS AUF INTERESSE.

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3. YouTube Video of Influencer Isaac Angel (Where RV Going channel)

Transcript:

0:00 Hello and welcome back to the channel. 0:01 This is Isaac with Where Are We Going? 0:03 And today I'm actually in Salt Lake 0:06 City. This video is going to be a very 0:08

special one because I'm here to check 0:10 what Wingham is up to. And I'm going to 0:13 be hopping over to their new showroom 0:15 here. It's not like any RV dealership. 0:18 It's an exclusive Wingham showroom that 0:21 is going to change the way RVs are being 0:25 sold and traded in the United States. 0:27 Where else have you seen a RV dealership 0:30 of any brand downtown of a major city? 0:33 So, this is going to be a unique 0:35 experience and you'll see exactly why. I 0:37 want to actually measure how long does 0:39 it take to get to their showroom from 0:42 Salt Lake City downtown. So, let's go. 0:51 [Music] 0:52 Again, it's so unusual to go and see an 0:54 RV dealership in the center city. 1:00 [Music] 1:03 Just 9 minutes. That's unheard of. Yeah. 1:06 Check it out. I'm at Wingham. 9 minutes 1:09 of a ride. Didn't drive an hour. I'm not 1:13 in the middle of the boondocks. I am in 1:15 the city. I in fact never left the city. 1:17 I'm excited. Let's start this show. 1:21 All right. This is exciting. It's 1:23 beautiful. Look at that. 1:26 Oh, wow. Opening the door and 1:28 everything. 1:29 How are you? 129 Good. How are you? 1:30 Good. Good. Welcome to uh Wingham, Utah. 1:33 Well, this is beautiful. 1:35 Yeah, thank you. 1:35 Thank you so much for having me, guys. 1:37 Look at this. This is just beautiful. 1:41 And if you don't remember, Lance, you 1:44 should go ahead and check my video with 1:46 Lance and Tony from the 2025 Tampa RV 1:50 show. We did an amazing tour of the 1:52 Wingum 540.1 1:54 OAC. Lens was in it. He was one of the 1:57 stars. I just wanted to give you an 1:59 experience what it is to come to a 2:02 Wingham dealership. Are you always 2:04 dressed up like this or was this like 2:06 prepared for me specifically? 2:08 Every time, you know, when you sell 2:10 luxury motor homes, you you've got to 2:12 respect the luxury motor home and and 2:15 dress. 2:15 I feel underdressed. This is ridiculous. 2:18 But no, seriously guys, look at that. 2:20 Like, where else did you see something 2:22 like this at a dealership for RVs? I 2:25 mean, I think Wingham is here to change 2:27 the game forever. Italian fashion, it 2:30 clearly says we're here for it. I have 2:32 some questions. I'm I'm going to ask 2:34 Lens and Tony and we'll make sure that 2:37 like you audience who are interested or 2:40 curious about Wingham will have the 2:42 right answers from the right people and 2:44 we'll take it from there. We're here at 2:47 this beautiful dealership. I know that 2:49 this is where you buy a Wingo. 2:51 That's correct. Yeah. 2:52 So, I heard that this is by appointment 2:55 only, right? 2:56 So, right now we we are setting up uh 2:59 times available for customers to come 3:01 visit with us and that's uh meant to 3:04 give uh singular attention to that 3:06 customer uh for as long as they need it. 3:09 So, yes, by appointment only. 3:11 Okay. And you accept uh customers Monday 3:14 through Saturday. Is that what it is? 3:16 Monday through Saturday. Yep. 3:17 9 to5. 3:18 Correct. 3:19 If you are planning to come and visit, 3:21 make sure that it's only Monday through 3:23 Saturday and then 9 to5. Don't try on a 3:25 Sunday. It's not going to work. We're in 3:27 Utah. I mean, the experience, the space 3:29 is like phenomenal. And I really thought 3:31 that you dressed up for me specifically, 3:34 but no. This is how you 3:35 this is how we operate with all 3:37 customers, 3:38 I think. I I mean, correct me if I'm 3:41 wrong, but like seeing you the way 3:43 you're dressed and this space 3:46 representing the brand the way it does, 3:49 unlike the other RV dealers out there 3:51 that we're so used to in America where 3:54 there's so many different brands 3:56 outside, so many different models, and 3:58 then you have all these salesoriented 4:01 individuals 4:03 chasing you, right? If you ask them 4:05 questions, you know, there's no human 4:07 being that can know everything, right? 4:08 So they know a little bit of everything 4:11 but it's not a perfect knowledge about 4:14 the product. 4:15 So here you guys are 4:17 not sales people really. 4:19 We're product specialists. Uh when you 4:21 come here we know everything about the 4:23 Wingum. Uh every qu question could be 4:27 answered. Uh it's not a high pressure 4:29 sales format. It's it's more of an 4:32 informative format giving you all the 4:35 options that uh that we offer uh and 4:38 show you why the Wing of Motor Home is 4:40 the Italian luxury motor home. 4:43 So, is it okay to say that you guys are 4:45 not commissiondriven 4:48 sales individuals? 4:49 Right. Right. Yeah. It's a it's uh our 4:53 passion is getting this luxury motor 4:54 home to to folks who have been waiting a 4:57 very long time for a European motor home 4:59 to get to the US. 5:01 Yeah, I was there like in Tampa last 5:02 year. It was phenomenal. Like the event 5:05 before the reveal and during the reveal, 5:07 I mean the crowd was there. We were all 5:09 cheering for it and it finally happened. 5:12 And uh guess what? There's two more 5:14 models coming into the United States and 5:16 it's going to be revealed in the 2026 5:19 Temp RV show. 5:20 Correct. Yep. 5:21 Well, yeah. So, stay tuned for that. 5:23 It's exciting cuz those are phenomenal. 5:25 But for that, we will be with you a 5:27 little later. 5:31 Like this is a one-on-one personal 5:32 experience, you know, by appointments 5:34 only. You will not have this awkward 5:36 interruptions. 5:38 You will feel very private, very um 5:41 one-on-one. And not to mention like the 5:44 whole experience is very elevated, very 5:46 grand, very luxurious. It should be 5:49 because this is a beautiful Italian 5:51 motor home. It's like known to be the 5:53 Ferrari, the Porsche of the motor homes 5:56 out there. So, you deserve that respect 5:59 and that experience. This is for every 6:01 customer. Like you have gourmet snacks 6:05 waiting for you while you're just having 6:07 your conversation, your consultancy, 6:09 your questions asked. This is really, 6:11 really cool. Unlike the regular RV 6:14 dealers where your experience is limited 6:17 to a um a vending machine if you're 6:19 lucky. Let's go ask Lance about this 6:22 section here. What I'm looking at that 6:25 Lance can tell us. 6:26 Yeah. So, uh when you come here, when we 6:28 have a motor home here, there's multiple 6:30 options of interior styling that goes 6:33 into the motor homes. We may not have 6:35 that exact uh style of motor home for 6:37 you to see, but what we do have is the 6:40 interior uh textiles uh and options 6:43 where you can touch, feel uh what what 6:47 other options we have for for the motor 6:48 homes. 6:50 And all these are Wingham curated, 6:52 produced uh 6:53 correct 6:54 interior accessories like this is a 6:56 beautiful cashmere blanket I can see.

7:00 Um, oh wow. This is like espresso cups. 7:04 Italian. 7:05 They're all Italian. It's gorgeous. Like 7:07 beautiful. And all these like corner 7:09 pillows decorative. Am I in an RV 7:12 dealership or am I in a high-end luxury 7:14 brand gallery? It definitely represents 7:17 quality. The Wingham brand, all the soft 7:21 lighting, you know, natural light and 7:24 the wood and the concrete floors. 7:28 Everything looks so sleek. 7:31 Yeah. Again, all by design. You walk 7:33 into a Wingham. You walk into a Wingham 7:36 uh dealership, you should have that same 7:38 feeling about the quality of the uh of 7:41 what you're walking into. 7:42 And I see a door over there. What's 7:44 What's behind that door? 7:45 So, this is uh where we normally 7:49 showcase the uh motor homes. 7:51 Oh, wow. unfortunately just delivered uh 7:55 uh our last motor home uh and our next 7:57 shipment is hitting hitting the ports 8:00 here in the next week or two and we'll 8:01 have a plethora of more uh units here. 8:05 So imagine that you're in this room 8:07 having your snacks, having your 8:09 cappuccino, you have an amazing 8:11 consulting session, all the information 8:13 you get from Lance or another sales team 8:17 member and then you walk here. In here 8:20 would be a Wingum Wingum OC or 8:25 540, 610, 690. 8:27 Exactly. Like those new models are 8:29 coming soon. And it would be here for 8:32 you to grab, touch, feel, walk inside, 8:35 play, open, close all the cabinets, 8:37 whatever you want to do. 8:38 Take it for a drive. 8:40 Take it for a drive. And this would be 8:42 such a personal experience that I don't 8:44 think anywhere else is possible to get. 8:47 Right. So, imagine there's a there's a 8:49 motor home right there which is missing 8:51 right now because that's great. They're 8:52 sold out and this doesn't feel like a 8:55 dealership to me. I don't know if it 8:57 does to you. I think I'm in the market 8:59 for one. What do you say, Tony? Would 9:01 you sell me one? 9:02 Isaac, of course. Come on down to 9:04 Nashville. 9:04 Well, guys, I have to catch a flight cuz 9:06 I'm going to go to Nashville to see Tony 9:09 and Aean. But Lance, thank you so much 9:11 for having here in Salt Lake. I'll see 9:13 you in Tampa. Tampa, second week in 9:16 January, 26. Let's go see Nashville. 9:22 Wow. I'm in Nashville, guys, at the 9:26 second location for Wingham. How about 99:28 we go inside and check out like what's 9:30 waiting for us? 9:32 Isaac, you made it. 9:33 I did. 9:34 Welcome to Wingham Nashville. 9:36 Thank you. It's an honor to be here. 9:38 Welcome to Nashville. 9:41 All right. And just like that, I'm in 9:42 Nashville. It was quick, huh? So, here's 9:45 Tony and here's Aean. 9:47 And uh you know Tony from our video back 9:50 in Tampa. Yeah. 2025 for the Wingmore AC 9:54 540.1. If you haven't watched it, go up 9:57 here and then watch that show. And uh 10:00 Aean, I haven't uh really engaged with 10:02 him much, but he was in the show as 10:04 well. But now he's the owner of the 10:07 Nashville location. So, well, 10:09 congratulations. 10:10 Thank you. 10:11 This is amazing. I'm like in one video 10:14 in 2 seconds I'm in Nashville. I have my 10:17 eye on the 540.1 10:20 for a long time but I have to wait cuz 10:23 the 610 and the 690 are coming and you 10:25 don't want to miss those shows and those 10:27 going to be on our channel very soon. So 10:30 stay tuned and we have so much more 10:31 information for you today here in 1033 Nashville and Tony will be kind enough 10:36 to answer all of our questions and let's 10:38 start the Nashville show. So, 10:42 where am I? Am I in Nashville or am I in 10:44 Salt Lake City? The place looks the 10:46 same, and I love that attention to 10:48 detail and the uniform looks for the 10:51 dealership. This is how it should be. 10:53 Like, I love this. Again, the same 10:57 earthy tones, the wood panels. Oh my 10:59 god, the gourmet snacks are already 11:02 waiting. This is again, is this all 11:05 because of me or this is how you receive 11:07 all of your customers? C. 11:08 Can I say both? It's for you and it's 11:11 how we receive all of our customers. 11:12 That is amazing. Like I haven't seen 11:14 anything like this. This is definitely 11:16 an upgrade. This is great. Like it's the 11:19 same experience. I can't believe that 11:20 I'm in Nashville. I mean except new 11:22 faces, beloved faces, and it looks 11:25 identical. This is awesome. So this 11:27 location and Salt Lake were open both in 11:30 2025, right? 11:32 Both William Salt Lake City and William 11:33 Nashville, where you are right now open 11:36 in 2025. 11:36 Well, why don't you start by having a 11:38 seat? 11:38 Okay. Hey, I'm the customer now. So, 11:40 you are the customer. 11:42 This is great. 11:43 And so, the first thing that we would 11:44 ask our customers 11:46 is, "Are you hungry or thirsty?" 11:48 I'll take a glass of water. 11:49 Okay. When a customer shows up at any 11:51 Wingham franchise dealership, we give 11:53 them bottled pan of water. Okay. 11:56 Wow. 11:57 When our customer comes, we don't want 11:59 them to look at a Wingham motor home on 12:00 an empty stomach. So all Wingham 12:04 franchise dealership locations have 12:05 gourmet sandwiches, organic fruit, and 12:08 gourmet pastries. 12:09 It's still the same thing like Salt 12:11 Lake. This is the Wingum experience. 12:12 It's a by appointment only Monday 12:15 through Saturday, 9 to5, and you will 12:19 not be interrupted. 12:20 You will not be distracted. This is your 12:22 time. 12:24 It's a one-on-one appointment. 12:25 I'm sure our audience are curious to 12:28 know whether if you are accepting 12:30 tradeins. Absolutely. Of course. 12:33 That's great. So guys, you can bring 12:36 your old one and upgrade to a Wingum and 12:39 go home with a brand new amazing 12:42 Italianmade motor home. I think you guys 12:44 are doing the best thing ever. 12:46 Currently, it's the post sales there. Up 12:48 until the sales, everything is amazing. 12:50 You know, every everybody can somewhat 12:52 do the same. 12:53 It's promises, promises, promises that 12:56 you actually deliver after the sales, 12:58 and that's service. 12:59 That's right. Right. So tell me about 13:01 that. 13:01 We looked at the traditional RV 13:03 dealership model and we saw a lot of 13:06 problems with it. Certainly one of them 13:08 is service, 13:09 right? It's it's service is sort of 13:11 notoriously bad. And so one of the ways 13:14 that we saw that we could improve upon 13:15 it was to partner with independent 13:19 service centers because they live and 13:20 die by providing good service. 13:24 That's amazing. And that way there's a 13:26 guarantee that the product will be taken 13:28 care of swiftly and with high quality 13:31 and they'll be happy back on the road. 13:33 That's right. 13:33 And I checked your website, Wingum US, 13:36 right? And then I saw a huge list of uh 13:40 service centers like you guys like 13:42 pretty much covered the whole map. 13:44 We're just getting started. 13:45 Oh, that's just getting started. 13:46 We're just getting started. We have 10 13:47 so far. We plan to expand to many many 13:50 more all across the country. And that's 13:52 that's a big plus like for any Wingham 13:54 customers out there or those who are 13:56 interested. 13:57 Don't forget up until the sales 13:59 everybody's the same post the sales this 14:02 is where you shine. Currently in the US 14:04 we only have the OAC 514.1 14:07 but that's going to change with the 14:10 tempo in 2026. 14:13 We're very excited. 14:14 There are two hot models coming into the 14:17 market. the 610 and the 690. And I'm not 14:21 going to tell anything more, but I will 14:23 tell you one thing at home. Those who 14:25 are watching us, stay tuned cuz in my 14:27 channel, you'll be the first ones to see 14:30 those two amazing rigs. 14:33 And Isaac, we are thrilled to have you 14:34 to be the one to unveil the US OAC 610 14:38 and the US OA690 to the entire American 14:42 RV audience. 14:43 Stay tuned. Definitely subscribe to the 14:45 channel now so you don't miss those two 14:48 videos of the 610 and 690. Which brings 14:52 me to actually a mega project that you 14:55 guys are brewing, cooking, preparing for 14:59 those who are actually interested in 15:01 Wingham, who believe in the vision and 15:03 the product, the quality and the company 15:05 itself. And I know that there's a 15:07 crowdfunding coming up. 15:09 That's right. 15:10 What's going on with that? To everyone 15:11 watching at home, we are thrilled to 15:13 announce that Wingham USA, which is the 15:16 exclusive North American distribution 15:18 company for Wingham Group, which is the 15:20 manufacturer headquartered in Italy, is 15:22 launching an equity crowdfunding 15:24 campaign. So, if you believe like we 15:27 believe that Wingham manufactures the 15:28 best-in-class compact motor homes in the 15:31 world and you believe that our 15:33 dealership model, our franchise 15:35 dealership model and our service model 15:37 is also best-in-class, we welcome you to 15:39 join us 15:40 inside the 540. We continuing to talk 15:42 about Wingham and the things that 15:45 they've changed and they're continuing 15:47 to change about the RV industry. 15:49 Something different about Wingham is the 15:51 fact that all of their locations are 15:54 downtown. You don't even leave the city 15:56 perimeter in order to get to a 15:58 dealership. Here in Nashville, it was 2 16:01 minutes, guys. Like, it was ridiculous. 16:03 Like, I left my hotel and 2 minutes 16:05 later, I was here. Where else can you go 16:08 into a dealership in less than 15 16:11 minutes tops? What makes Wingham 16:14 experience unique is because you are 16:16 greeted and taken care of. 16:17 That's right. 16:18 of product specialists that by product 16:21 specialist. 16:22 This is like great job. Like it's really 16:24 really nice. Like 16:24 thank you. 16:26 No, I appreciate the time that you're 16:28 giving me here for my video and my 16:29 audience at home. But they will your 16:31 time. 16:32 Yeah, they will truly appreciate it. And 16:33 if you are in the market for a Wingham, 16:35 if you're thinking about it, 16:37 great experience is waiting for you. 16:39 It's unlike anything you've seen or had 16:42 to deal with before. 16:43 Thank you. 16:43 Which brings me to another topic. 16:46 Currently, you have Salt Lake and 16:47 Nashville. It's a franchise model. So, 16:49 I'm sure you're getting some 16:51 applications from individuals or 16:53 entities that would like to get into 16:55 your family 16:55 and we are contacted by uh people 16:58 regularly and we are certainly looking 16:59 to expand. 17:00 Also, since the last time I've been 17:02 inside a Wingum back in 2025 Tampa RV 17:05 show, a lot has changed. A lot of 17:08 upgrades, a lot of changes have been 17:10 implemented into the interior of the 17:12 Wingum. So, go to the website where they 17:15 list all the options and all the 17:17 upgrades constantly about the interiors 17:20 and the systems that the Wingum OAC has 17:23 to offer. Also, don't forget the 610 and 17:26 690 are coming to the USA and you'll be 17:29 able to watch for the first time in my 17:31 channel full tours of the 610 and 690 17:34 before it reveals in 2026 Tampa RV show. 17:38 If you believe in the Wingum model and 17:41 the product, become a part of the 17:43 crowdfunding that Wingum has to offer 17:45 and join the Wingum family. If you like 17:48 this video, hit the like button, 17:50 subscribe to the channel, and leave any 17:52 comments and questions down below. Until 17:54 the next time, see you on the road.

Screenshot of Description

Inside Wingamm USA's Exclusive Showrooms - Oasi 610 & 690 Coming Soon!

Where RV Going? and Wingamm Motorhomes USA Join Subscribe 88 Share Ask Save

2,526 views Dec 28, 2025 #Motorhome #VanLife #RVLife

Join me for an exclusive look inside the revolutionary new Wingamm USA showrooms in Salt Lake City, Utah, and Nashville, Tennessee. This isn't your typical RV dealership experience—forget the dusty lots in the middle of nowhere. We are exploring how Wingamm is changing the game with downtown boutique locations, Italian luxury styling, and a "by appointment only" VIP experience.

In this video, we tour the beautiful facilities, meet the product specialists (Lance in SLC and Ayman in Nashville), and get the latest scoop on the Wingamm Oasi 540.1, as well as the highly anticipated Oasi 610 and Oasi 690 models coming to the US in 2026.

If you are in the market for a high-quality compact motorhome or love Van Life and Glamping, this is a must-watch! Additionally, learn about Wingamm USA's upcoming crowdfunding campaign, scheduled to launch in early 2026.

IN THIS VIDEO:

Downtown Showrooms: Why Wingamm puts dealerships in the city center (just minutes from the airport!).

The VIP Experience: Gourmet snacks, espresso, and zero-pressure "product specialists" instead of sales sharks.

Model News: Updates on the Oasi 540.1 availability and the upcoming reveal of the Oasi 610 and 690 at the 2026 Tampa RV Show, and how to join the Wingamm family via equity crowdfunding.

LINKS & RESOURCES:

Wingamm USA Website: http://wingammusa.com/?utm_source=wrvg...

Watch our Oasi 540.1 Tour from Tampa: • Experience the FUTURE of Class B Vans with...

TIMESTAMPS:
0:00 - Intro: A New Kind of RV Dealership
0:38 - Testing the Drive: Downtown Salt Lake City to Wingamm
1:20 - Arrival at Wingamm SLC & Meeting Lance
2:46 - The "By Appointment Only" Policy Explained
3:35 - Product Specialists vs. Traditional Salespeople
5:05 - The VIP Experience: Snacks, Privacy & Luxury
5:15 - Teaser: New Oasi 610 & 690 Models Coming Soon
5:55 - The Design Studio: Customizing the Interior
7:35 - Traveling to Wingamm Nashville
9:22 - Meeting Tony Diamond (CEO) & Ayman
10:53 - Uniformity: Why Every Showroom Looks the Same
12:26 - Do They Accept Trade-Ins?
13:00 - The Service Network Strategy (Solving a Major RV Issue)
14:02 - 2026 Model News: Oasi 610 & 690 Reveal Info
15:10 - Major Announcement: Wingamm Equity Crowdfunding
17:34 - How to Join the Wingamm Family

Follow me on Instagram: / whereRVgoing1

#Wingamm #WingammOasi #ClassBRV #CompactRV #VanLife #RVLife #Motorhome #Glamping #RVDealership #WhereRVGoing #WingammUSA #motorhome #RVReview #StartEngine

1.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED, AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
2.
The preceding post was written and/or published as a collaboration between Isaac Angel in-house sponsored content team and a financial partner of Isaac Angel. Although the piece is not and should not be construed as editorial content, the sponsored content team works to ensure that any and all information contained within is true and accurate to the best of their knowledge and research. Isaac Angel may receive monetary compensation from the issuer or its agency for publishing the offering of the issuer's securities. This content is for informational purposes only and is not intended to be investment advice. This is a paid ad. Please see 17(b) disclosure at https://wingammusa.com/pages/annual-re... for more information.

Forward-Looking Statement DISCLAIMER: This video contains "forward-looking statements." These statements are based on current expectations, estimates, and projections about the industries and markets in which we operate, as well as beliefs and assumptions made by management/the creator. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Viewers are cautioned not to place undue reliance on these statements, which speak only as of the date of this video. I/We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this video.

Screenshot of hyperlinked 17(b) disclosure

W MOTORHOME SALES NORTH AMERICA, INC. 17(B) DISCLOSURES

Paid promotion. Isaac Angel received or will receive compensation consisting of $3,500 cash and $1,500 in company shares from W Motorhome Sales North America to promote its Reg CF crowdfunding offering.

4.Issuer Post on its Instagram Page ((no spoken words – just a montage of images))


Wingamm USA's
Crowdfunding
Launches Soon!
wingamm_usa
Original audio
wingamm_usa Wingamm USA's equity crowdfunding campaign goes live on StartEngine.com on January 12th! Now is your chance to own equity in Wingamm USA and be a part of the company bringing Europe's most compact and state-of-the-art motorhomes to America!
Check the links in the bio to SIGN UP FOR NOTIFICATIONS and to VISIT OUR CAMPAIGN PAGE ON JANUARY 12th!
#wingammusacrowdfunding
#wingamm
#oasi540.1
#oasi610
#oasi690
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
This content contains "forward-looking statements." These statements are based on current expectations, estimates, and projections about the industries and markets in which we operate, as well as beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Viewers are cautioned not to place undue reliance on these statements, which speak only as of the date of this video. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of publication of this content.

5. Issuer Post on its YouTube channel (no spoken words – just a montage of images)


YouTube
Wingamm USA's Crowdfunding Launches Soon!
WINGAMM USA CROWDFUNDING LAUNCHING SOON!
Wingamm Motorhomes USA
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---

6. Issuer Video on Issuer's YouTube – Oasi 540.1 Walkthrough

Transcript:

0:00

[Music]

0:04

Today we present the wingamasi 540.

0:07

17.72 ft long, 9.94 ft high, and 7.35 ft

0:13

wide. With a wheelbase of 9.84 ft, it

0:18

allows for a turning radius of 37.4 ft.

0:21

With such a compact rear overhang, you

0:23

can park it anywhere you like. The

0:25

proposed engines are the Ram ProMaster

0:28

3.6 6 L V6 with 276 horsepower and

0:32

automatic transmission. The fiberglass

0:35

construction of our Monok gives all our

0:37

motor homes smooth and elegant lines.

0:39

Here you can see a section of our Monox

0:42

sandwich structure. External fiberglass

0:45

0.08 2 ft of insulating material and

0:49

internal fiberglass.

0:52

Windgam also uses fiberglass to produce

0:54

exterior doors and entry hatches.

0:58

The door is entirely made of fiberglass.

1:01

Real quick, everybody, before we head

1:02

inside the Oasis 540.1, I want to tell

1:05

you how you can own a piece of Wingham

1:07

USA. If you think that Wingham is a

1:10

game-changing motor home brand, I

1:12

encourage you to check out Wingham USA's

1:14

equity crowdfunding campaign that goes

1:16

live on start.com on January 12th. Check

1:20

the link in the description. We look

1:21

forward to welcoming you to the Wingum

1:23

USA family. The high thickness provides

1:25

the vehicle with excellent thermal

1:27

insulation.

1:29

The Windgam central locking system

1:30

allows you to manage the entire motor

1:32

home from the rear entrance door to all

1:35

external storage compartments. The gas

1:38

bottle compartment can hold two 10 kg

1:40

bottles. And thanks to a redesign, it

1:42

can now also accommodate two fiberglass

1:44

bottles. technical compartment for the

1:47

WC with a 19 L Dometic cassette located

1:50

on the driver's side.

1:53

Under the bumper, we find another very

1:56

spacious compartment capable of holding

1:58

director's chairs, a table, and all the

2:00

essentials for your holidays. The large

2:03

storage compartment of the AASI 540 is

2:05

positioned on the driver's side.

2:09

[Music]

2:12

The vehicle is offered with a Truma

2:14

hybrid gas electric combi heater or upon

2:17

request a Truma gasoline combi heater

2:20

can be installed with a Truma safety

2:22

sensor on the window. Windgam offers

2:24

insulated and heated tanks with a ball

2:26

valve instead of the classic guillotine

2:28

valves.

2:29

[Music]

2:31

The interior layout of our AASI 540

2:34

provides very spacious dimensions for

2:36

the dinette which can accommodate up to

2:38

six comfortable seats.

2:41

The kitchen of the AASI 540 offers very

2:44

generous storage space as well.

2:46

Two-burner hob with electric ignition

2:50

compressor refrigerator 3-way with a

2:53

capacity of 96 L and a 9 L freezer

2:56

compartment in the kitchen long version.

2:59

As you can see, the kitchen block is

3:01

longer, while in the standard version of

3:03

the AASI 540, this area features a seat.

3:08

The AASI range offers drawers with soft

3:10

close mechanisms.

3:14

The overhead cabinets above the dinette

3:16

are also very spacious and can hold

3:19

everything you need.

3:23

The table is mounted on an adjustable

3:25

mechanism

3:27

and can slide and rotate to reach all

3:29

seats.

3:31

[Music]

3:31

[Applause]

3:32

[Music]

3:36

The AASI 540 offers a very spacious

3:39

wardrobe in the rear section.

3:41

[Music]

3:47

The rear bathroom of the AASI 540 is

3:50

very spacious.

3:52

[Music]

3:59

Backlit shower column.

4:01

The bathroom cabinets are very large and

4:03

deep.

4:08

The 110 volt socket is located under the

4:11

sink. On Windgam motor homes, the

4:13

toilets are always ceramic.

4:15

[Music]

4:19

The sink created using our own molding

4:21

coran is very large and deep.

4:24

[Music]

4:26

All faucets are made of brushed steel.

4:29

The patented wingam drop- down bed is

4:31

extremely comfortable,

4:34

[Music]

4:35

4.5 ft wide

4:39

and 6.5 ft long.

4:43

The entire mattress is made of memory

4:45

foam and rests on wooden slats with a

4:47

load capacity of over 750 lbs. The

4:51

entire OASI range features a 0.16 ft

4:55

fiberglass heated floor. Regarding

4:57

furniture and fabrics, we offer five

4:59

options from our capsule collection.

5:01

Calaluna, Dolomidi, Metropol, Costierra,

5:06

and Berber. The high quality laminates

5:09

are all from Aith and Kindle. Windgam

5:11

also offers very fine fabric options

5:14

from premium eco leather to 100%. Made

5:17

in Italy textiles by rubelli Venetia.

5:20

Fully LED lighting with low energy

5:22

consumption. Brightness adjustable by

5:24

touch.

5:29

The integrated Firefly electrical system

5:31

allows smartphone control. The standard

5:34

Victron 2000 system with control panel

5:36

above the entrance door next to the

5:38

Firefly unit includes 300 A lithium

5:41

batteries and a 200 W inverter.

5:47

[Music]

Screenshot of Description/Disclosure


2026 U.S. Oasi 540.1 Official Tour: The 17ft Micro RV That Fits Anywhere!
Wingamm Motorhomes USA
Subscribe
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71 views Jan 6, 2026 #Wingamm #Oasi540 #VanLife
Join us for an exclusive walkthrough of the 2026 Wingamm Oasi 540.1
INVEST IN WINGAMM USA: Own a piece of the revolution! The Wingamm USA Equity Crowdfunding campaign launches on January 13, 2026.
KEY FEATURES:
Leak-Proof Shell: Patented fiberglass monocoque "sandwich" structure with superior thermal insulation.
Compact Footprint: Only 17.7 ft long - fits in standard parking spots!
Spacious Interior: Seating for 6 in the dinette and a full luxury kitchen.
Sleeps Comfortably: Patented longitudinal drop-down bed with memory foam.
SPECS AT A GLANCE:
Length: 17.72 ft (5.4m)
Water Tanks: Insulated and heated (4 season ready)
Climate: Truma Hybrid Gas/Electric Combi Heater
TIMESTAMPS:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
This video presents the Wingamm Oasi 540, a compact motorhome perfect for van life enthusiasts.

---

7. Issuer Video on Issuer's YouTube – Oasi 610 Walkthrough

Transcript:

0:06

Today we present the OASI 610GL.

0:10

Measuring 20.01

0:12

ft in length, 9.9 4 ft in height, and

0:16

7.38 ft in width. It is perfectly sized

0:20

on the Fiat Ducato chassis with a 12.47

0:23

ft wheelbase and an extremely short rear

0:26

overhang. It features a widened rear

0:28

track and 16-in tires for maximum road

0:31

holding. Stability and reduced fuel

0:33

consumption come together with

0:35

performance that never fails to impress.

0:37

For the American market, this model is

0:40

offered on the Ram ProMaster base with

0:42

automatic transmission. Like all models

0:44

produced by Wingam, the AASI 610GL

0:49

features a seamless fiberglass monok

0:51

body insulated with rigid polyurethane

0:54

foam. Here we can see a section of our

0:56

sandwich structure, an inner fiberglass

0:59

layer, 0.98 in of polyurethane foam,

1:02

insulating material, and an outer

1:04

fiberglass layer for a total of 1.18 in.

1:08

Designed to eliminate thermal bridges

1:10

and achieve a cleaner, more streamlined

1:12

exterior. In addition to the entrance

1:14

door and flatshaped fiberglass hatches,

1:17

it adopts special patented concealed

1:19

hinges integrated inside the Monaco.

1:25

These durable hinges made of zamic alloy

1:28

work completely hidden, one inside the

1:30

door and the other inside the body,

1:37

ensuring excellent aerodynamics on the

1:39

road and significantly reducing fuel

1:41

consumption.

1:44

As in all OASI models, the entrance door

1:47

and exterior hatches feature the safety

1:49

block system centralized locking.

1:52

The Garage Extra Fit system is highly

1:55

efficient, durable, waterproof, and easy

1:57

to clean. Perfect for supporting even

1:59

the most extreme passions. At the same

2:02

time, it is well insulated and heated

2:05

for the comfort of those sleeping in the

2:06

bunk beds.

2:08

The garage compartment of our ultra

2:10

compact AASI 610GL is truly surprising.

2:13

We redesigned it completely, optimizing

2:16

the available space and equipping it

2:18

with storage compartments. Wall-mounted

2:21

tie- down rails allow it to carry two

2:23

bicycles or a scooter. Today, it can be

2:26

completed with two revolutionary

2:28

optional features that create space

2:30

where no one thought it could exist.

2:34

The black box, an extra compartment

2:36

integrated into the rear bumper.

2:38

Spacious, easily accessible, perfect for

2:41

storing a second toilet cassette or any

2:43

useful travel item.

2:46

And the magic wardrobe, an innovative

2:49

horizontal wardrobe hidden beneath the

2:51

bunk bed, equipped with an electric lift

2:53

opening, a practical and ingenious

2:56

solution accessible from both outside

2:58

and inside. Here, the hatch gives access

3:01

to the 18 L domestic toilet cassette.

3:04

Next to it, a spacious gas cylinder

3:06

locker that can hold two 22lb cylinders

3:10

and another service compartment for

3:11

storing various equipment such as snow

3:13

chains, power cables, and the water

3:16

hose. Real quick, everybody, before we

3:18

head inside the Oasis 610, I want to

3:20

tell you how you can own a piece of

3:22

Wingham USA. If you think that Wingham

3:24

is a game-changing motor home brand, I

3:26

encourage you to check out Wingham USA's

3:29

equity crowdfunding campaign that goes

3:30

live on start.com on January 12th. Check

3:33

the link in the description. We look

3:35

forward to welcoming you to the Wingum

3:37

USA family. Even with the dimensions of

3:39

a van, the OASI 610GL offers remarkable

3:43

space thanks to Wingam's design

3:45

expertise, which has optimized the

3:46

layout without sacrificing anything.

3:49

Here we have the kitchen block with

3:52

numerous storage compartments and

3:53

drawers enhanced by a flush fitting

3:55

coran sink and a brush steel faucet.

3:59

Double sleeping area, rear garage and

4:02

bathroom with separate shower, all

4:04

within 20.01 ft of maneuverability and

4:07

elegance. The OASI 610GL

4:11

features two completely separate

4:13

sleeping areas, the front drop down bed

4:15

and the two rear bunk beds. If traveling

4:18

as a couple or a group of three, the

4:20

lower bunk bed can be converted with a

4:22

simple gesture into a large garage space

4:24

capable of holding bicycles, a scooter,

4:27

and all the equipment needed for your

4:28

vacations. The OASI 610GL

4:32

is equipped with dual USB ports in the

4:34

dinette area, USB ports at the drop-

4:36

down bed, and USB ports at the rear bunk

4:39

beds. All lighting is LED.

4:42

The 610GL features a large oval table

4:45

mounted on the standard sliding rail,

4:48

allowing the tabletop to be positioned

4:49

anywhere you desire.

4:54

A large drawer is located under the

4:56

dinette seat.

5:02

All interior environments are

5:04

customdesigned for each individual model

5:06

and crafted in our woodworking

5:08

department in Verona using a selection

5:10

of top quality materials, meticulous

5:13

attention to detail and unmatched

5:15

artisal dedication. Our production is

5:18

entirely in-house and made in Italy. We

5:20

choose high performance resins and

5:22

polyurethane, genuine popular plywood,

5:25

HPL laminates by Abth and Kindle, and

5:28

fine fabrics by Rubelli Vanetsia. All

5:30

processed with precision by specialized

5:33

personnel.

5:34

[Music]

5:38

Five color combinations are available

5:39

from our capsule collection. Calaluna,

5:42

Dolami, Metropoli, Costierra, and

5:45

Berber. Here is a wardrobe of truly

5:49

extraordinary dimensions and below it

5:51

two drawers with soft close mechanisms.

5:54

Under the wardrobe is the technical

5:56

compartment hosting the hybrid

5:57

trumaccomi unit.

6:00

The AASI 610GL

6:03

is equipped with a 140 L freshwater tank

6:06

and two 70 L graywater tanks, one

6:10

dedicated to the kitchen and the other

6:11

to the bathroom. All tanks are installed

6:14

beneath the floor, insulated and heated,

6:16

and therefore do not occupy interior

6:19

living space.

6:21

As in all models of the OASI range, the

6:24

AASI 610GL

6:26

features a fully heated floor comfort

6:28

system offering unmatched winter

6:30

comfort.

6:36

Inspired by the premium bathroom of the

6:38

OASI 690G,

6:40

the new bathroom of the OASI 610G L

6:44

marks a further step forward in the art

6:46

of optimizing space.

6:49

The lines are even cleaner and more

6:51

modern. The environment's designed to

6:53

offer superior comfort and

6:55

functionality.

6:58

A project that becomes a new benchmark

7:00

for ergonomics in the sector, confirming

7:02

how Wingam is able to transform every

7:04

detail into an experience of design and

7:06

practicality.

7:09

The cassette toilet features a ceramic

7:11

bowl,

7:14

numerous spacious cabinets, a premium

7:17

coran sink and brush stainless steel

7:20

faucet complete the space. The shower

7:22

compartment is extraordinary, completely

7:25

separate and equipped with a rigid door.

7:28

[Music]

7:31

The drop- down bed is our always ready

7:33

double bed. You don't have to make or

7:35

unmake it every morning and evening.

7:37

Sleeping bags, sheets, blankets, and

7:39

pillows remain in place and compress

7:41

against the ceiling when the bed is in

7:43

day position.

7:45

[Music]

7:48

Above the bed, the curved monoke

7:50

structure creates a spacious, airy

7:53

interior volume, allowing you to sit

7:55

without hitting your head. The sky view

7:57

opening roof hatch provides the right

7:59

amount of ventilation to the entire

8:01

area, and the LED reading lights make

8:03

for comfortable nighttime reading.

8:05

[Music]

8:07

The bed is equipped with wooden slats

8:09

and a memory foam mattress, all

8:10

standard.

8:13

Heat.

8:19

[Music]

8:22

Heat.

Screenshot of Description/Disclosure


YouTube
PREMIER! 2026 U.S. Oasi 610 Debut
Wingamm Motorhomes USA
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KEY FEATURES:
Magic Wardrobe: An innovative horizontal wardrobe under the bunk bed with an electric lift system.
Variable Garage: The lower bunk folds up to create a large garage space for bikes or scooters.
SPECS:
with Separate Shower
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY

---

8. Issuer Video on Issuer's YouTube – Oasi 690 Walkthrough

Transcript:

0:00

[Music]

0:05

The AASI 690G is our flagship model,

0:09

setting new standards in luxury and

0:11

practicality. It measures 22.64 ft in

0:14

length, 9.94 ft in height, and 7.35 ft

0:18

in width. With a 14.27 ft wheelbase, and

0:22

a 6.33 ft rear overhang, it still

0:25

delivers an impressive 47.24 two 4 ft

0:28

turning radius.

0:30

Exceptional road handling and stability

0:32

ensure a truly unmatched travel

0:34

experience. Power comes from the Ram

0:37

ProMaster 3.6 L V6 276HP

0:42

automatic transmission.

0:45

Like all Wingam models, the AASI 690G

0:49

features a seamless fiberglass monoke

0:51

body fully insulated with polyurethane

0:53

foam. Its sandwich structure includes an

0:56

inner fiberglass layer 0.08

0:59

2 ft of rigid polyurethane insulation

1:02

and an outer fiberglass skin for a total

1:05

wall thickness of 0.098

1:07

ft

1:09

for optimal thermal comfort the entrance

1:11

door. Real quick everybody before we

1:14

head inside the Oasis 690 I want to tell

1:16

you how you can own a piece of Wingham

1:18

USA. If you think that Wingham is a

1:20

gamechanging motor home brand, I

1:22

encourage you to check out Wingham USA's

1:24

equity crowdfunding campaign that goes

1:26

live on start.com on January 12th. Check

1:30

the link in the description. We look

1:31

forward to welcoming you to the Wingum

1:33

USA family. External lockers and storage

1:36

compartments are all made of fiberglass.

1:39

Thanks to the Monok design, there are no

1:41

thermal bridges anywhere in the body.

1:44

The rear garage has been completely

1:46

redesigned to maximize space efficiency.

1:50

It now includes organized storage

1:51

compartments, side tie- down rails,

1:55

a dedicated area for a second toilet

1:57

cassette,

1:59

and an exterior water outlet with

2:01

handheld shower. Maximum load capacity,

2:04

no compromises.

2:06

For heating, the OASI 690G offers a

2:10

hybrid Truma Combi gas electric system.

2:13

electric

2:15

or optionally a Truma gasoline furnace.

2:18

The gas locker can hold two cylinders.

2:22

The toilet compartment includes a 17 L

2:25

4.49 gal, removable cassette located on

2:29

the driver's side. The OASI 690G is

2:32

equipped with a freshwater tank of 36.98

2:35

gall and two gray water tanks of 18.49

2:38

gallons each.

2:41

Wingam's exclusive safety lock system

2:44

allows you to lock the entry door and

2:46

all exterior compartments using the

2:48

ProMaster remote.

2:51

The rear sleeping area features a

2:53

queen-siz bed measuring 6.5 ft long and

2:57

4.5 ft wide

2:59

with nightstands, overhead cabinets, LED

3:02

reading lights, and an upholstered

3:05

headboard adjustable for reading

3:07

comfort. All environments are custom

3:09

designed for each individual model and

3:11

produced by our woodworking department

3:12

in Verona. Using top quality materials,

3:15

meticulous attention to detail and

3:17

craftsmanship unmatched in the industry.

3:19

We select high performance resins and

3:21

polyurethanes,

3:23

real popular plywood, HPL laminates by

3:26

Aith and Kindle, and fine fabrics by

3:29

Rubelli Venetsia. Insulated and heated

3:32

tanks are housed under the floor,

3:34

keeping all the interior space of the

3:36

camper fully available.

3:38

The AASI 690G

3:40

is also equipped with a large oval table

3:43

mounted on a standard sliding rail,

3:45

allowing the table to be positioned

3:47

anywhere you prefer.

3:52

All models in the AASI range feature the

3:54

exclusive floor comfort system, an

3:56

underfloor heating system that provides

3:58

maximum thermal comfort even in the

4:00

coldest seasons.

4:03

The large wardrobe of the AASI 690G is

4:07

located between the dinette and the

4:09

bathroom.

4:11

The kitchen is equipped with a

4:12

two-burner cooktop and a premium coran

4:15

sink with flush fitting finishes.

4:20

The compressor refrigerator is a slim

4:22

tower 120 L model with a freezer

4:25

compartment.

4:27

The lights are all LED

4:31

and can be dimmed by touch.

4:35

Under the sink, there is plenty of space

4:37

to store pots and pans along with very

4:39

deep drawers, all with soft close

4:41

mechanisms.

4:46

The AASI 690G features an integrated

4:50

electrical system by Firefly with

4:52

smartphone control capability.

4:55

The standard Victron 2000 system

4:57

includes a 300 A lithium battery and a

5:00

2000 watts inverter.

5:02

Regarding furniture and upholstery, we

5:04

offer five themes from our capsule

5:06

collection. Kal Luna, Dolomidi,

5:08

Metropolley, Costierra, and Berber. The

5:12

patented Windgam drop down bed measures

5:15

4.59 ft in width and 6.56 feet in length

5:19

and has a load capacity of over 750 lb.

5:24

It is always ready to use. Sheets,

5:26

duvet, and pillows can remain in place

5:29

at all times. It features a memory foam

5:32

mattress on wooden slats for truly

5:34

restorative rest. The bathroom of our

5:37

flagship model, elegant and refined, is

5:40

made with top quality materials,

5:42

fiberglass, HPL laminates, accordion

5:44

sink, and a brushed stainless steel

5:46

single lever faucet.

5:50

The large shower compartment is

5:52

completely separated from the toilet

5:53

area by a rigid door.

5:57

[Music]

5:58

The ceramic toilet ensures elegance and

6:01

easy cleaning.

6:03

Above the sink, there is a very spacious

6:06

and deep cabinet.

6:10

And below the sink, another practical

6:12

storage cabinet.

6:16

[Music]

Screenshot of Description/Disclosure


January 12, 2026 is an estimated launch date and there can be no guarantee that the crowdfund
PREMIER! 2026 U.S. Oasi 690 Walkthrough
Wingamm Motorhomes USA
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Meet the flagship: The 2026 Wingamm Oasi 690 S. Measuring 22.6 feet, this model sets a new standard for luxury and practicality in the US market.
In this walkthrough, we explore the spacious interior featuring a permanent rear Queen bed, a separate shower, and a massive redesigned garage. Built with Wingamm's famous seamless fiberglass monocoque body, the 690 offers superior thermal insulation, heated floors, and a quiet ride on the Ram ProMaster chassis.
INVEST IN WINGAMM USA: Own a piece of the revolution! The Wingamm USA Equity Crowdfunding campaign launches on January 12, 2026. Learn more at StartEngine.com
KEY FEATURES:
Monocoque Body: Seamless fiberglass shell with 0.098 ft wall thickness for max insulation.
Master Bedroom: Permanent rear Queen bed with adjustable headboard and reading lights.
Luxury Bathroom: Separate shower stall and ceramic toilet.
Huge Garage: Redesigned with tie-down rails and extra storage.
Sleeps 4: Includes the patented drop-down bed in the front.
SPECS:
Chassis: Ram ProMaster 3.6L V6 (276 HP)

----

9. Issuer's Website PopUp


INTERESTED IN RECEIVING NOTIFICATIONS FOR A POTENTIAL INVESTMENT OPPORTUNITY IN WINGAMM USA?
WINGAMM USA PLANS TO LAUNCH AN EQUITY CROWDFUNDING CAMPAIGN ON STARTENGINE.COM IN THE NEW YEAR!
YOU MAY HAVE A CHANCE TO OWN A PIECE OF WINGAMM USA AND BE PART OF THE COMPANY THAT AIMS TO BRING EUROPE'S MOST COMPACT AND STATE-OF-THE-ART MOTORHOMES TO AMERICA!
Click Here To Join Interest List

And here is where the Interest List link goes:


GET NOTIFICATIONS ABOUT WINGAMM USA'S CROWDFUNDING CAMPAIGN
Sign Up For Wingamm USA's Crowdfunding Notifications
First name *
John Doe
Last name *
John Doe
Email address *
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Phone Number
+1 000 000 0000
Message
Tell us briefly about your needs
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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10. Website PopUp of Wingamm Group, Issuer’s principal manufacturing partner

Interested in investing in the US distributor of Wingamm?

W Motorhomes, the exclusive distributor for the United States of the Wingamm brand, plans to launch an equity crowdfunding campaign on startengine.com in the new year!

You could have the opportunity to own a part of Wingamm US Distribution and be part of the company that aims to bring the most compact and avant-garde motorhomes in Europe to America!
More info >

No money or other consideration is requested, and if sent in response, it will not be accepted. No offer to buy the shares can be accepted and no part of the purchase price can be received until the offer statement is deposited and available on the platform of a registered intermediary. An indication of interest does not imply any obligation or commitment of any kind. "Reserving shares is simply an indication of interest".

Stay updated

Interested in investing in the US distributor of Wingamm?

W Motorhomes, the exclusive distributor for the United States of the Wingamm brand, plans to launch an equity crowdfunding campaign on startengine.com in the new year!

You could have the opportunity to own a part of Wingamm US Distribution and be part of the company that aims to bring the most compact and avant-garde motorhomes in Europe to America!
More info >

Stay updated

And here is where the Interest List link goes:


GET NOTIFICATIONS ABOUT WINGAMM USA'S CROWDFUNDING CAMPAIGN
Sign Up For Wingamm USA's Crowdfunding Notifications
First name *
John Doe
Last name *
John Doe
Email address *
example@domain.com
Phone Number
+1 000 000 0000
Message
Tell us briefly about your needs
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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11. Issuer Email Blast 1 – Customer Interest List

WINGAMM

Hello Wingamm Customers and Enthusiasts!

Want to own a piece of Wingamm USA?

Wingamm USA is thrilled to announce its crowdfunding campaign on StartEngine.com, which goes live on January 12th!

Wingamm USA is moving quickly on its plans to make Wingamm the pre-eminent luxury compact motorhome brand in America. In just the last year, Wingamm USA has launched sales of the Oasi 540.1, opened two Wingamm franchise dealerships and authorized ten Wingamm service centers.

To aid in our continued growth Wingamm USA would like to invite you to join our mission of building Europe's most compact, stylish and luxurious motorhome brand in America!

SIGN UP HERE FOR NOTIFICATIONS

Warmest Regards,
Wingamm USA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This content contains "forward-looking statements." These statements are based on current expectations, estimates, and projections about the industries and markets in which we operate, as well as beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Viewers are cautioned not to place undue reliance on these statements, which speak only as of the date of this video. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of publication of this content.

And this is where the Sign Up hyperlink goes:


GET NOTIFICATIONS ABOUT WINGAMM USA'S CROWDFUNDING CAMPAIGN
Sign Up For Wingamm USA's Crowdfunding Notifications
First name *
John Doe
Last name *
John Doe
Email address *
example@domain.com
Phone Number
+1 000 000 0000
Message
Tell us briefly about your needs
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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12. Issuer Email Blast 2 – Investment Interest List

Hello Wingamm Enthusiast!

Thank you for expressing interest in Wingamm USA's crowdfunding campaign!

We plan to launch our crowdfunding campaign the morning of January 12th!

Stay tuned!

Warmest Regards,
Wingamm USA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This content contains "forward-looking statements." These statements are based on current expectations, estimates, and projections about the industries and markets in which we operate, as well as beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations of such words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Viewers are cautioned not to place undue reliance on these statements, which speak only as of the date of this video. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of publication of this content.